新華財經
XINHUA FINANCE™

2005 OCT 19 P 5:21

Date : 14 October 2005

05011796

SUPPL

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : ***Xinhua Finance Limited (the "Company") – SEC File # 82-34883***
Information Required to be Filed Pursuant to
Rule 12g3-2(a)(1)(iii) of the Securities Exchange Act of 1934

Ladies and Gentlemen :

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact the undersigned at 011 (852) 3196-3939.

Yours faithfully,

John McLean
General Counsel

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Encl.

10/19

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	*Date*	*Entity*
1.	Extraordinary report in respect of the acquisition of Taylor Rafferty	July 11, 2005	Director of Kanto Local Finance Bureau (pursuant to Ordinance Concerning Disclosure of Corporate Information) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law of Japan)
2.	Amendment to extraordinary report in respect of the acquisition of Taylor Rafferty	July 28, 2005	- same as above -
3.	Semi-annual report	September 27, 2005	- same as above -
4.	Application form for changes of listing securities	October 3, 2005	Tokyo Stock Exchange
5.	Amendment to extraordinary report in respect of the acquisition of Taylor Rafferty	October 5, 2005	Director of Kanto Local Finance Bureau (pursuant to Ordinance Concerning Disclosure of Corporate Information) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law of Japan)
6.	Amendment to extraordinary report in respect of the acquisition of Washington Analysis	October 5, 2005	- same as above -
7.	Extraordinary report in respect of the acquisition of Beijing Century Media Culture Co. Ltd. and the issue of shares	October 5, 2005	- same as above -
8.	Announcement "Xinhua Finance Acquires China TV Consulting Company"	October 11, 2005	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
9.	Notice regarding the Adjustment in Financial Forecasts	October 12, 2005	- same as above -

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 and 3 of Ordinance Concerning Disclosure of Corporate Information, in respect to the acquisition of Taylor Rafferty.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
4,500

(2) Issue Price
2,659.22 US$

(3) Amount to be capitalized per share
2,659.22 US$
*The amount consists of the amount credited to share capital and share premium.

(4) Total amount of issue price
11,900,000 US$

(5) Total amount to be capitalized
11,900,000 US$

c. Method of Issuance
New issuance to shareholders of Taylor Rafferty.

d. Areas of Issuance
Hong Kong

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
(1) Amount of Proceeds from the Issuance

N/A

(2) Use of Proceeds from the Issuance
N/A

g. Date of Issue
June 15th, 2005

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

2 Change in subsidiaries

a. Overview of the subsidiary changed

(1) Name	Taylor Rafferty Associates, Incorporated
(2) Location	205 Lexington Avenue New York NY 10016
(3) Chief Executive Officer	Brian Rafferty
(4) Capital	12,524 US$
(5) Main Business	Investor relations

b. Number of shares held and voting rights

(1) Numbers of Shares Held
(Before Acquisition) 0
(After Acquisition) 70

(2) Voting Rights
(Before Acquisition) 0
(After Acquisition) 100%

c. Reason of change and Date of change

(1) Reason of change
The Company acquired 70 shares of Rafferty.

(2) Date of change
June 14, 2005 (Date of execution of the Agreement and Plan of Merger)

1 【Reason of Filing】

Since there are some points in Extraordinary Report dated July 11, 2005, which should be amended, and the minutes in connection with the share issuance, which should be attached pursuant to Article 19, Paragraph 4(2) of Ordinance Concerning Disclosure of Corporate Information, was not attached, we hereby file this Amendment to the Extraordinary Report to amend the relevant descriptions.

2 【Nature of Report】

<Before Amendment>

1 Issuance of shares outside of Japan

b. Description of the shares to be issued

(1) Number of Shares
4,500

<After Amendment>

1 Issuance of shares outside of Japan

b. Description of the shares to be issued

(1) Number of Shares
4,475

[Final]

SEMI-ANNUAL REPORT

Xinhua Finance Limited

Cover Sheet

Type of Document:	SEMI-ANNUAL REPORT
To :	Director of Kanto Local Finance Bureau
Date of filing:	Filed on September 27, 2005
Semi-annual Fiscal Year:	The 2nd Semi-annual Fiscal Year of 2005 (From January 1, 2005 to June 30, 2005)
Name of Company:	Xinhua Finance Limited
Name and Title of Representative:	Fredy Bush, Chief Executive Officer
Location of the Head Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies
Name of the Agent:	Toru Ishiguro
Address or Location of the Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6212-8351
Liaison Contact:	Kensuke Ambe, Nobuhiko Shimose, Aya Ogawa
Place to Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building 6-5, Marunouchi 1-chome Chiyoda-ku, Tokyo, 100-8222
Telephone:	(03) 6212-8351
Places at which copies of the Securities Report are Offered for Public Inspection:	Tokyo Stock Exchange 2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo

TABLE OF CONTENTS

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

- **"China"** or **"PRC"** refers to the People's Republic of China
- **"Company"** or **"Issuer"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
- **"EconWorld"** refers to EconWorld Media Ltd
- **"Exchange"** refers to the Tokyo Stock Exchange
- **"Ford"** means Ford Investor Services, Inc.
- **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
- **"Fortune China"** refers to Fortune China Public Relations Limited
- **"G7 Group"** refers to The G-7 Group, Inc.
- **"GAAP"** refers to Generally Accepted Accounting Principles
- **"Hong Kong"** refers to the Hong Kong Special Administrative Region
- **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
- **"Mergent"** refers to Mergent, Inc.
- **"MNI"** refers to Market News International, Inc.
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFN"** refers to Xinhua Financial Network Limited
- **"Washington Analysis"** refers to Washington Analysis LLC

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency, exchange rate (middle rate), as of June 30, 2005, which is US$1.00 = ¥110.62. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

4. On August 24, 2004 our shareholders approved a 1-for-2000 reverse stock split. As a result, each of our shareholders received one new share in exchange for every 2000 old shares. Unless we indicate otherwise, all information in this document reflects the 1-for-2000 reverse stock split.

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

There have been no material changes in Corporate System of the Country and State from what was described in Securities Report filed on June 10, 2005 ("Securities Report").

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 1st Semi-annual fiscal year	The 2nd Semi-annual fiscal year	The 1st fiscal year
Fiscal year		2004	2005	2004
Turnover	US$'000 JPY'000	17,885 (1,978,491)	46,500 (5,143,854)	59,689 (6,602,794)
Ordinary loss	US$'000 JPY'000	3,917 (433,299)	820 (90,711)	9,100 (1,006,642)
Net loss	US$'000 JPY'000	4,296 (475,175)	1,385 (153,248)	9,305 (1,029,359)
Net assets	US$'000 JPY'000	120,312 (13,308,968)	174,736 (19,329,311)	149,102 (16,493,693)
Total assets	US$'000 JPY'000	177,438 (19,628,190)	221,687 (24,523,057)	201,927 (22,337,213)
Net assets per share	US$ JPY	0.19 (20.84)	725.68 (80,274.72)	719.66 (79,607.29)
Net loss per share	US$ JPY	0.05 (5.65)	6.59 (728.88)	103.94 (11,497.30)
Diluted EPS	US$ JPY	— —	— —	— —
Capital adequacy ratio	(%)	67.8	78.8	73.9
Cashflow provided from (△used in) operating activities	US$'000 JPY'000	2,840 (314,197)	△ 5,093 (△ 563,410)	△ 1,915 (△ 211,808)
Cashflow from investing activities	US$'000 JPY'000	△ 25,893 (△ 2,864,247)	△ 28,910 (△3,198,050)	△ 54,595 (△6,039,334)
Cashflow from financing activities	US$'000 JPY'000	48,076 (5,318,208)	4,765 (527,060)	78,387 (8,671,220)
Cash and cash equivalents, end of the year	US$'000 JPY'000	43,159 (4,774,275)	10,890 (1,204,608)	40,089 (4,434,617)
Number of employees		527	707	588
EBITDA	US$`000 JPY`000	197 (21,822)	6,223 (688,338)	4,230 (467,912)

(2) Key financial data of the Company

Term		The 1st Semi-annual fiscal year	The 2nd Semi-annual fiscal year	The 1st fiscal year
Fiscal year		2004	2005	2004
Turnover	US$'000	—	3,872	5,355
	JPY'000	—	(428,311)	(592,346)
Ordinary profit/loss (△)	US$'000	△ 3,265	928	△ 6,285
	JPY'000	(△ 361,144)	(102,655)	(△ 695,253)
Net profit/loss (△)	US$'000	△ 3,265	928	△6,285
	JPY'000	(△ 361,144)	(102,655)	(△ 695,253)
Share capital	US$'000	423	559	522
	JPY'000	(46,770)	(61,857)	(57,739)
Number of shares outstanding		171,733,081	218,083.29	203,565.36
Net assets	US$'000	120,800	183,646	151,865
	JPY'000	(13,362,886)	(20,314,876)	(16,799,323)
Total assets	US$'000	146,132	191,667	172,059
	JPY'000	(16,165,151)	(21,202,242)	(19,033,123)
Dividend per share	US$	—	—	—
	JPY	—	—	—
Capital adequacy ratio	(%)	82.7	95.8	88.3
Number of employees		3	4	1
EBITDA	US$'000	△ 518	860	△1,215
	JPY'000	(△ 57,334)	(95,121)	(△134,456)

Notes 1. Consumption tax is not included in turnover.

2. Regarding net assets per share, the suspense account of share exchange included in share premium is excluded from the calculation.
3. The financial statements of the Group and the financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005 . U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.
4. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.
5. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments.
6. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.
7. On September 22, 2005 XFL's shares were split on 3 for 1 basis. The effect of this share-split is not reflected in the information provided above.

2. Business Overview

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our 17 office locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Toronto, London. Our 22 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, Sunnyvale, San Diego, London, Frankfurt, Brussels, Paris and Berlin. As at June 30, 2005 we had 707 employees worldwide.

In May 2005, we acquired EconWorld, a Hong Kong based media company, publishing a range of Chinese language publications and a magazine on China's financial markets. In June 2005, we acquired Taylor Rafferty, a global investor relations and cross-border financial communications advisory firm. In July 2005, we acquired Washington Analysis, an economic and political advisory firm based in Washington D.C.

3. Related Companies (As of June 30, 2005)

In the first half of 2005, the company made the following additional acquisitions to enhance our product lines:

- EconWorld, a Hong Kong based book-publishing company with a financial magazine called Money Journal distributed in China, Hong Kong and Taiwan.
- Taylor Rafferty, a leading independent investor relations and financial communications advisory firm.

The following table presents the subsidiaries and affiliates we acquired in this semi-annual period.

Company Name	Address	Total Share Capital	Principal Activities*	% Shares / Equity Held	Relationship with Company
EconWorld Media Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	HK$3,500.00	Publishing and sale of books and magazines and sale of advertising	60%	Publishing and sale of books and magazines and sale of advertising; 1 common director
EconWorld Publishing Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	HK$1,000.00	Publishing and sale of books and magazines and sale of advertising	60% (60%)	Publishing and sale of books and magazines and sale of advertising
EconWorld (Shanghai) Co. Ltd.	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	US$140,000.00	Provision of business advisory, market research and corporate image planning	60% (60%)	Provision of business advisory, market research and corporate image planning
Financial World (Shanghai) Co. Ltd.	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	US$210,000.00	Provision of business advisory and corporate management advisory	60% (60%)	Provision of business advisory and corporate management advisory

Highasia Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	US$150,000.00	Investment holding	60% (60%)	Holding company of Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.
Money Journal Advertising Company Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	HK$10,000.00	Advertising agency	60% (60%)	Advertising agency
Money Journal Publication Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	HK$10.00	Publishing and sale of books and magazines and sale of advertising	60% (60%)	Publishing and sale of books and magazines and sale of advertising
Taylor Rafferty Associates, Inc.	205 Lexington Avenue, New York, NY 10016, USA	US$1.00	Investor relations and cross border financial communications advisor	100%	Investor relations and cross border financial communications advisor; 1 common director
Taylor Rafferty Associates Limited	2 Throgmorton Avenue, 1st Floor, London EC2N 2DG, United Kingdom	£2.00	Investor relations and cross border financial communications advisor	100% (100%)	Investor relations and cross border financial communications advisor
Taylor Rafferty KK	3/F Atagoyama Bengoshi Building, 1-6-7 Atago, Minato-ku, Tokyo 105-0002 Japan	JPY 10 million	Investor relations and cross border financial communications advisor	100% (100%)	Investor relations and cross border financial communications advisor
Tesserae Capital Advisors, LLC	c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Nil	Licensed investment advisory firm	100% (100%)	Licensed investment advisory firm

Note: (1) Numbers in brackets indicate percentage of equity held indirectly by the Company.

(2) Subsequent to June 30, 2005, the Company acquired Washington Analysis. In addition, the Company formed a 60% owned subsidiary, Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd, with another joint venture partner.

(3) The address of Xinhua Finance Japan Limited has changed to 5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo, Japan on May 28, 2005.

4. Employees

The Group:

As of June 30, 2005, the Group employed 707 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	189
EUROPE	38
HONG KONG	68
JAPAN	19
AUSTRALIA	7
REST OF ASIA	35
TAIWAN	11
USA	340
TOTAL	**707**

Note: The increase of the headcount during this Semi-annual fiscal year was due mainly to the acquisitions of EconWorld and Taylor Rafferty.

The Company:

As of June 30, 2005, the Company employed 4 persons.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

1. Summary of Results of Operations, etc.

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	Fiscal Period Ended June 30, 2004		
	(thousands)		*% of total*
Asia	US$9,528	¥1,053,940	53.3
United States	7,217	798,381	40.3
Japan	872	96,480	4.9
Others	268	29,690	1.5
Total	US$17,885	¥1,978,491	100.0%

	Fiscal Period Ended June 30, 2005		
	(thousands)		*% of total*
Asia	US$13,223	¥1,462,706	28.4
United States	30,386	3,361,257	65.3
Japan	2,627	290,651	5.7
Others	264	29,240	0.6
Total	US$46,500	¥5,143,854	100.0%

Turnover was US$46,500 thousand (¥5,143,854 thousand) for the six months ended June 30, 2005, higher than the US$17,885 thousand (¥1,978,491 thousand) for the six months ended June 30, 2004. Higher turnover in 2005 is primarily due to:

- Greater efficiency in extracting synergies among the group, enhancing cross-selling efforts
- Robust demand for China focused financial information, product line extensions with existing clients and cross-selling
- Effective improvements to sales and marketing process
- Full period impact from acquired subsidiaries in 2004

Cashflow Analysis

Operating Activities

Net cash used in operating activities amounted to US$5,093 thousand (¥563,410 thousand) for the six months ended June 30, 2005 versus US$2,840 thousand (¥314,197 thousand) for the six months ended June 30, 2004. This was due to an increase in working capital needs from the rapid expansion of our business.

Investing Activities

Net cash used in investing activities amounted to US$28,910 thousand (¥3,198,050 thousand) for the six months ended June 30, 2005 versus US$25,893 thousand (¥2,864,247 thousand) for the six months ended June 30, 2004, mainly consisting of capital expenditures and cash used for strategic acquisitions.

Financing Activities

Cashflow from financing activities amounted to US$4,765 thousand (¥527,060 thousand) for the six months ended June 30, 2005 versus US$48,076 thousand (¥5,318,208 thousand) for the six months ended June 30, 2004.
This was mainly due to the decrease in equity fundraising after the IPO in October 2004.

Cash Balance

Ending cash balance was US$10,890 thousand (¥1,204,608 thousand) as at June 30, 2005 versus US$43,159 thousand (¥4,774,275 thousand) for the six months ended June 30, 2004, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:
As we are a services company, this is not applicable.

Condition of Sales:

Please refer to "1. Summary of Results of Operations, etc.".

3. Issues to be resolved

No material change in our issues to be resolved occurred in this semi-annual period.

4. Material Contracts Relating to Business

ECONWORLD

The Company entered into a Subscription Agreement with the shareholders of EconWorld (the "EconWorld Selling Shareholders") and EconWorld on May 26, 2005 ("Subscription Agreement"). Pursuant to the Subscription Agreement, the Company acquired 60% of the total issued share capital of EconWorld at a total subscription price of US$1,500,000. The Company might invest a further US$2,820,000 for one additional share in EconWorld subject to EconWorld's financial performance for the period ended March 31, 2006. In addition, the EconWorld Selling Shareholders have a put option to sell the shares held by them to the Company and the Company has a call option to purchase the shares from the EconWorld Selling Shareholders.

TAYLOR RAFFERTY

The Company entered into an Agreement and Plan of Merger with Taylor Rafferty, the shareholders of Taylor Rafferty (the "Taylor Rafferty Selling Shareholders"), XFL Merger Sub 1, Inc. and XFL Merger Sub 2, Inc., wholly owned subsidiaries of the Company dated June 15, 2005 (the "TR Merger Agreement"). Pursuant to the TR Merger Agreement, XFL Merger Sub1, Inc. merged with and into Taylor Rafferty with XFL Merger Sub 1, Inc. as the surviving entity and then this surviving entity merged with and into XFL Merger Sub 2, Inc. with XFL Merger Sub 2, Inc. as the sole surviving entity thereby effecting the acquisition of Taylor Rafferty by the Company. XFL Merger Sub 2, Inc. subsequently changed its name to Taylor Rafferty Associates, Inc. The Taylor Rafferty Selling Shareholders received, as initial consideration, US$4,586,303 in cash and 4,475 shares in the Company. Subsequent considerations will be determined and paid according to Taylor Rafferty's financial performance in 2006 and 2007.

WASHINGTON ANALYSIS

The Company entered into an Agreement and Plan of Merger with Washington Analysis, the shareholders of Washington Analysis (the "WA Selling Shareholders") and Washington Analysis Corporation, a wholly owned subsidiary of the Company dated July 13, 2005 (the "WA Merger Agreement"). Pursuant to the WA Merger Agreement, Washington Analysis Corporation merged with and into Washington Analysis with Washington Analysis Corporation as the surviving entity thereby effecting the acquisition of Washington Analysis by the Company. The WA Selling Shareholders received, as initial consideration, US$2,000,000 in cash and 798 shares in the Company. Subsequent considerations will be determined and paid according to Washington Analysis's financial performance in 2005, 2006 and 2007.

LOAN FACILITY

The Company entered into a secured three year US$12,000,000 term loan facility agreement with ABN Amro Bank N.V. in September 2004 (the "Loan Agreement"). The amount available under the facility was subsequently increased to a maximum of US$24.5 million in May 2005. All amounts borrowed under this facility must be repaid by the end of June 2008. Interest on any borrowed amount is payable quarterly at 4.25% above three-month LIBOR. The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and Mergent. The Loan Agreement contains provisions which, among other things, require Mergent and its subsidiaries to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

5. Research and Development

In new product development for first half 2005, our ratings business continues to develop China sector reports, applying methodologies used in international markets to the local business realities and practices in China. Also, our news business has begun developing China government and fiscal policy analysis and China newsfeeds targeting clients in the fixed income and forex sectors.

For product/service enhancements, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. Our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to improve upon its training programs for existing and potential clients. Our investor relations business also continues to hold training seminars and conferences for existing and potential clients.

IV. CONDITION OF FACILITIES

1. Principal Facilities

i. Relocation of Japan office in May 2005. Completed in May 2005 as scheduled.

New address: 5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo 102-0094, Japan

Area: 271.0 m^2

New monthly rental: US$19,076.17

2. Plans for Installation, Removal, etc. of Facilities

i. Relocation of Beijing office in August 2005. Completed in August 2005 as scheduled.

New address: Room 701, Kun Tai International Mansion, 12B Chaowai Street, Chaoyang District, Beijing 100020, China

Area: 1,382.45 m^2

New monthly rental: US$4,522.83

ii. Relocation of Shanghai office in September 2005. Completed in September 2005 as scheduled.

New address: Unit 3905-3909, 1 Grand Gateway, 1 Hong Qiao Road, Xu Hui Distric, Shanghai, 200030, China

Area: 838.2 m^2

New monthly rental: US$21,158.48

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc.

(1) Total number of shares, etc. (As of June 30, 2005)

① Total number of shares

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	218,083.29
Number of Shares Unissued:	2,281,916.71
Warrants and Options to subscribe for the equivalent number of ordinary shares**:	1,661.753
Ordinary shares to be issued in respect of an acquisition subject to certain conditions***:	2,388.535
Maximum number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan * and ****:	5,000
Ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan * and ****:	20
Shares committed to be issued to a consultant and a senior executive	1,850
FULLY DILUTED SHARES:	229,003.578

Notes : Subsequent to June 30, 2005, 798 shares were issued on July 13, 2005 in connection with the acquisition of Washington Analysis, 527 and 283 shares were issued on July 15, 2005 to an executive and a consultant respectively.

* These shares will be issued upon payment of par-value amount.

** The following table sets forth certain information regarding grants of options and warrants to acquire our shares:

Date of Grant	# of warrants/options	Class	# of shares	Amount to be paid ($US)	Amount to Share Capital if exercise ($US)	Exercise Period	Transferable	Other material terms
5-Jan-04	Options to subscribe for 50 ordinary shares	Ordinary	50	$720 per share or as determined by Compensation Committee	$36,000 or as determined by Compensation Committee	5 January 2004 to 31 December 2005	Option shall not be assignable	10 shares and 20 shares vested on 5 January 2004 and 31 December 2004, respectively. 20 shares will vest on 31 December 2005.
16-Jul-04	Warrant to subscribe for 1,300.4805 ordinary shares	Ordinary	1,300.4805	$792 per share	$1,029,981	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
12-Aug-04	Warrant to subscribe for 98.2725 ordinary shares	Ordinary	98.2725	$792 per share	$77,832	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
1-Nov-04	Options to subscribe for 13 ordinary shares	Ordinary	13	$1,600 per share or as determined by Compensation Committee	$20,800 or as determined by Compensation Committee	1 November 2004 to 1 December 2006	Option shall not be assignable	3 shares vested on 1 November 2004. 5 shares will vest on each of 1 November 2005 and 1 November 2006 respectively
9-Feb-05	Options to subscribe for 200 ordinary shares	Ordinary	200	$2,000 per share	$400,000	9 February 2005 to 9 February 2015	Option shall not be assignable	68 shares vested on 9 February 2005, 66 shares vested on 31 December 2005 and 66 shares vested on 31 December 2006 respectively

*** Pursuant to the agreement for acquisition of SMRA, the Company committed to issue and allot to the vendors of the shares of SMRA 2,388.535 ordinary shares should certain milestones (such as reaching the pre-determined revenue target) be met. These shares will be issued with no additional payment.

**** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

② Details of Shares Outstanding

Registered / bearer shares and par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class	Ordinary
Number of shares outstanding:	218,083.29 (as of June 30, 2005)
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of June 30, 2005)

Date	Remarks	Number of Shares Issued	Cumulative Number of Shares Issued	Increase in Total Capital* US$	Cumulative Total Capital* US$ (Japanese Yen)
1-Jan-05		203,565.358	203,565.358	-	155,546,695 (17,206,575,401)
3-Jan-05	Share issuance related to employee compensation	60.000	203,625.358	154	155,546,849 (17,206,592,420)
15-Jan-05	Share issuance related to employee compensation	2,983.833	206,609.191	7,651	155,554,500 (17,207,438,757)
26-Feb-05	Share issuance related to employee compensation	1.000	206,610.191	3	155,554,502 (17,207,439,040)
31-Mar-05	Additional share issuance related to MNI acquisition	29.000	206,639.191	74	155,554,577 (17,207,447,266)
1-Apr-05	Exercise of warrants by a warrant-holder	6,944.444	213,583.635	5,000,000	160,554,576 (17,760,547,231)
28-Apr-05	Additional shares issuance related to Fortune China acquisition	24.655	213,608.290	71,720	160,626,297 (17,768,480,925)
14-Jun-05	Share issuance related to Taylor Rafferty acquisition	4,475.000	218,083.290	11,900,000	172,526,297 (19,084,858,925)

Note: After June 30, 2005, XFL issued shares as follows:

13-Jul-05	Share issuance related to Washington Analysis acquisition	798.000	218,881.290	2,058,333	174,584,630 (19,312,551,757)
15-Jul-05	Share issuance to a consultant	283.000	219,164.290	705,800	175,290,429 (19,390,627,310)
15-Jul-05	Share issuance to CEO	527.000	219,691.290	1,295,655	176,586,084 (19,533,952,646)

* "Total Capital" includes share capital and share premium.

Note: Total number of shares increased by exercise of warrants and options in this semi-annual period was 6,944.444 and total amount of capital increased by exercise of warrants and options in the same period was US$5,000,000(JPY553,099,965).

(3) Major Shareholders (as of June 30, 2005)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Patriarch Partners and affiliates	40 Wall Street, 25th Floor, New York, NY 10005, USA	21,918	10.05%
2	Fredy Bush Family Trust and associated companies	1911 Sacramento Street, San Francisco, CA 94109	14,122	6.48%
3	Xinhua Development Holdings Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	9,384	4.30%

As of June 30, 2005, Xinhua Development Holdings Limited had 9,384 shares (4.39%) inthe company. These shares have been deposited into the clearing and settlement system in Japan through HSBC, one of the Japan Securities Settlement & Custody Participants. Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency.

Shareholding of Patriarch Partners and affiliates includes shares held by Patriarch Partners II, LLC (9,909 shares, 4.54%), ARK II CLO 2001-1, Limited (9,909 shares, 4.54%) and Patriarch Partners III, LLC (2,100 shares, 0.96%).

Shareholding of Fredy Bush Family Trust and associated companies includes shares held by Fredy Bush Family Trust (6,622 shares, 3.03%), JDD China Investment, LLC (2,500 shares, 1.15%), Lofred Investment Company, LLC (2,500 shares, 1.15%) and Red China Investments, LLC (2,500 shares, 1.15%).

2. Trend in Share Prices

The following table provides the highest and lowest share prices for each of the six most recent months in the most recent fiscal year on The Tokyo Stock Exchange.

Month	Share Price High (Yen)	Share Price Low (Yen)
January 2005	180,000	125,000
February 2005	353,000	190,000
March 2005	439,000	296,000
April 2005	436,000	292,000
May 2005	318,000	242,000
June 2005	311,000	266,000

3. Directors and Officers

There is no change in Directors and Officers.

VI. FINANCIAL CONDITION

1 The first half consolidated financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Consolidated Financial Statements" (Finance Ministerial Order the 24th, 1999, which is hereinafter referred to as "First Half Consolidated Financial Statements Rule").

The first half consolidated financial statements of the Company for the period from January 1, 2004 to June 30, 2004 was prepared in accordance with the First Half Consolidated Financial Statements Rule before revision, and the fist half consolidated financial statements of the Company for the period from January 1, 2005 to June 30, 2005 was prepared in accordance with the First Half Consolidated Financial Statements Rule after revision.

However, the first half consolidated financial statements of the Company for the period from 1 January 1, 2005 to June 30, 2005 was prepared in accordance with the First Half Consolidated Financial Statements Rule before revision due to a condition clause of the 3rd section in supplementary provision of Cabinet Ordinancerevising a part of the Rules Governing term, Form and Preparation of Financial Statements (Cabinet Ordinance the 5th, January 30, 2004).

2 The first half financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Financial Statements" (Finance Ministerial Order the 38th, 1977, which is hereinafter referred to as "First Half Financial Statements Rule").

The first half financial statements of the Company for the period from January 5, 2004 to June 30, 2004 was prepared in accordance with the First Half Financial Statements Rule before revision, and the fist half financial statements of the Company for the period from January5, 2005 to June 30, 2005 was prepared in accordance with the First Half Financial Statements Rule after revision.

However, the first half financial statements of the Company for the period from January 1, 2005 to June 30, 2005 was prepared in accordance with the First Half Financial Statements Rule before revision due to a condition clause of the 3rd section in supplementary provision of Cabinet Ordinancerevising a part of the Rules Governing term, Form and Preparation of Financial Statements (Cabinet Ordinance the 5th, January 30, 2004).

3 The third clause of Article 63of the First Half Financial Statements Rule is applied to the semi-annual financial information of the Company for the period ended June 30, 2005.

4 The first half consolidated financial statements of the Company and the first half financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (mean of the buying and selling rates) in the Tokyo Foreign Exchange Market as of June 30, 2005, which is calculated as US$1 = 110.62 Japanese yen, in accordance with Article 66 of the First Half Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that the Japanese yen amounts are stated only for convenience only. The amounts in U.S. dollar may not have been or may not be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

5 Pursuant to Article 193-2 of the Securities and Exchange Law, Deloitte Touche Tohmatsu has performed a semi-annual audit on the first half consolidated financial statements of the Company for the period from January 1, 2005 to June 30, 2005 and for the period from January 1, 2004 to June 30, 2004 and the first half financial statements of the Company for the period from January 1, 2005 to June 30, 2005 and for the period from January 5, 2004 to June 30, 2004.

Semi-annual Financial Information

(1) Consolidated Financial Statements

① 1st half Consolidated Balance Sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (As of June 30, 2004) Amount		(%)	Consolidated 1st half -current year (As of June 30, 2005) Amount		(%)	Consolidated fiscal year -prior year (As of December 31, 2004) Amount		(%)
(Assets)										
I Current assets										
Cash and bank balances	※4		43,517			11,250			40,449	
			(4,813,805)			(1,244,431)			(4,474,440)	
Trade receivable	※4,7		7,191			13,157			10,033	
			(795,496)			(1,455,411)			(1,109,902)	
Other receivable			697			1,224			698	
			(77,110)			(135,434)			(77,191)	
Deferred tax assets			285			200			299	
			(31,505)			(22,124)			(33,045)	
Other	※4		1,876			8,457			5,158	
			(207,511)			(935,553)			(570,595)	
Total current assets			53,566	30.2		34,288	15.5		56,637	28.0
			(5,925,427)			(3,792,954)			(6,265,173)	
II Non-current assets										
1 Property, plant and equipment										
Buildings and structures	※4	520			1,080			530		
		(57,488)			(119,471)			(58,575)		
Less: accumulated depreciation	※4	△ 193	326		△ 459	621		△ 244	285	
		(△ 21,399)	(36,089)		(△ 50,824)	(68,647)		(△ 27,000)	(31,575)	
Equipments	※4	3,755			7,380			4,777		
		(415,373)			(816,422)			(528,407)		
Less: accumulated depreciation	※4	△ 729	3,026		△ 3,154	4,226		△ 1,335	3,442	
		(△ 80,600)	(334,773)		(△ 348,947)	(467,475)		(△ 147,657)	(380,751)	
Total property, plant and equipment			3,353	1.9		4,847	2.2		3,727	1.8
			(370,862)			(536,122)			(412,326)	
2 Intangible assets										
Goodwill			9,349			8,488			10,616	
			(1,034,160)			(938,978)			(1,174,317)	
Goodwill on consolidation	※8		97,777			153,562			116,544	
			(10,816,076)			(16,986,999)			(12,892,133)	
Trade mark and distribution rights	※3		3,838			3,407			4,064	
			(424,553)			(376,842)			(449,511)	
Total intangible assets			110,964	62.5		165,457	74.6		131,224	65.0
			(12,274,789)			(18,302,819)			(14,515,961)	
3 Investments and other assets										
Securities assets			7,625			14,828			10,151	
			(843,481)			(1,640,281)			(1,122,863)	
Investment in securities	※4		-			68			68	
			(-)			(7,511)			(7,511)	
Investment in progress	※2		1,814			121			121	
			(200,689)			(13,379)			(13,379)	
Deferred tax assets			117			1,022			-	
			(12,943)			(112,998)			(-)	
Other			-			1,058			-	
			(-)			(116,992)			(-)	
Total investments and other assets			9,556	5.4		17,096	7.7		10,339	5.2
			(1,057,113)			(1,891,162)			(1,143,753)	
Total non-current assets			123,872	69.8		187,399	84.5		145,291	72.0
			(13,702,764)			(20,730,102)			(16,072,040)	
Total assets			177,438	100.0		221,687	100.0		201,927	100.0
			(19,628,190)			(24,523,057)			(22,337,213)	

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (As of June 30, 2004) Amount	(%)	Consolidated 1st half -current year (As of June 30, 2005) Amount	(%)	Consolidated fiscal year -prior year (As of December 31, 2004) Amount	(%)
(Liabilities)							
I Current liabilities							
Trade payable		3,125		2,576		3,014	
		(345,669)		(284,925)		(333,385)	
Short-term loans	※4	492		624		122	
		(54,410)		(69,024)		(13,459)	
Bank borrowing - due within one year		29		41		40	
		(3,202)		(4,498)		(4,414)	
Taxation payable		1,141		676		398	
		(126,166)		(74,826)		(44,051)	
Other payable	※5	21,224		9,625		25,842	
		(2,347,803)		(1,064,722)		(2,858,604)	
Accrued expenses		2,944		5,343		2,592	
		(325,717)		(591,011)		(286,745)	
Deferred revenue		13,424		14,504		15,748	
		(1,484,959)		(1,604,382)		(1,742,085)	
Promissory note (non-operating)	※4,6	12,000		1,250		350	
		(1,327,440)		(138,275)		(38,717)	
Lease obligations	※4	56		18		37	
		(6,172)		(1,944)		(4,141)	
Total current liabilities		54,434	30.7	34,656	15.7	48,143	23.8
		(6,021,538)		(3,833,606)		(5,325,602)	
II Non-current liabilities							
Bank borrowing - due after one year		58		2,033		48	
		(6,396)		(224,838)		(5,297)	
Long-term lease obligations	※4	37		19		26	
		(4,106)		(2,113)		(2,847)	
Long-term other payable	※5	2,804		9,960		3,494	
		(310,211)		(1,101,827)		(386,495)	
Long-term promissory note (non-operating)	※6	-		-		1,250	
		(-)		(-)		(138,275)	
Deferred tax liabilities		-		-		44	
		(-)		(-)		(4,889)	
Total non-current liabilities		2,899	1.6	12,012	5.4	4,862	2.4
		(320,713)		(1,328,778)		(537,803)	
Total liabilities		57,334	32.3	46,668	21.1	53,005	26.2
		(6,342,251)		(5,162,384)		(5,863,405)	
(Minority interests)							
Minority interest	※1	△ 208	△ 0.1	284	0.1	△ 180	△ 0.1
		(△ 23,029)		(31,361)		(△ 19,885)	
(Capital and reserves)							
I Share capital		423	0.2	559	0.3	522	0.3
		(46,770)		(61,857)		(57,739)	
II Share premium		147,557	83.2	208,508	94.0	181,543	90.0
		(16,322,765)		(23,065,183)		(20,082,340)	
III Retained earnings		△ 27,660	△15.6	△ 34,056	△ 15.4	△ 32,670	△ 16.2
		(△ 3,059,789)		(△ 3,767,223)		(△ 3,613,975)	
IV Unrealized gain (△loss) on available-for-sale securities		-	-	△ 171	△ 0.1	△ 151	△ 0.1
		(-)		(△ 18,926)		(△ 16,678)	
V Translation adjustment		△ 7	△ 0.0	△ 105	△ 0.0	△ 142	△ 0.1
		(△ 778)		(△ 11,580)		(△ 15,734)	
Total shareholders' equity		120,312	67.8	174,736	78.8	149,102	73.9
		(13,308,968)		(19,329,311)		(16,493,693)	
Total liabilities, minority interests and shareholders' equity		177,438	100.0	221,687	100.0	201,927	100.0
		(19,628,190)		(24,523,057)		(22,337,213)	

② 1st half Consolidated Income Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)			Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)			Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)		
		Amount		(%)	Amount		(%)	Amount		(%)
I Turnover			17,885 (1,978,491)	100.0		46,500 (5,143,854)	100.0		59,689 (6,602,794)	100.0
II Cost of sales			8,511 (941,515)	47.6		22,082 (2,442,752)	47.5		29,283 (3,239,331)	49.1
Gross profit			9,374 (1,036,976)	52.4		24,418 (2,701,102)	52.5		30,406 (3,363,462)	50.9
III Selling, general and administrative expenses										
Directors' emoluments		570 (63,027)			521 (57,582)			839 (92,861)		
Salary		3,455 (382,201)			7,175 (793,691)			11,344 (1,254,775)		
Marketing and promotion expense		752 (83,229)			1,846 (204,231)			2,111 (233,474)		
Depreciation		283 (31,318)			827 (91,531)			1,091 (120,670)		
Amortization		504 (55,801)			3,200 (353,989)			3,630 (401,515)		
Amortization of goodwill on consolidation		582 (64,366)			3,160 (349,553)			3,643 (403,041)		
Other		4,400 (486,698)	10,546 (1,166,640)	59.0	8,654 (957,260)	25,383 (2,807,836)	54.6	11,882 (1,314,441)	34,540 (3,820,777)	57.9
Operating loss			1,172 (129,664)	△ 6.6		965 (106,734)	△ 2.1		4,134 (457,314)	△ 7.0
IV Non-operating income										
Interest and dividend income		3 (312)			375 (41,506)			186 (20,605)		
Gain on foreign exchange		9 (995)			- (-)			120 (13,259)		
Consumption tax refund		14 (1,512)			- (-)			- (-)		
Franchise commission income		11 (1,271)			- (-)			- (-)		
Other		1 (132)	38 (4,222)	0.3	8 (895)	383 (42,400)	0.8	4 (441)	310 (34,304)	0.5
V Non-operating expenses										
Interest expense		74 (8,176)			82 (9,099)			498 (55,090)		
Share issuance related expenses	※1	2,709 (299,681)			- (-)			2,757 (304,997)		
Listing related expenses		- (-)			- (-)			2,021 (223,545)		
Loss on foreign exchange		- (-)	2,783 (307,857)	15.6	156 (17,278)	238 (26,377)	0.5	- (-)	5,276 (583,632)	8.7
Ordinary loss			3,917 (433,299)	△ 21.9		820 (90,711)	△ 1.8		9,100 (1,006,642)	△ 15.2

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004) Amount		(%)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005) Amount		(%)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount		(%)
VI Extraordinary gains										
Gain on disposal of property, plant and equipment		0 (0)			- (-)			0 (0)		
Gain on relief of debt		4 (492)	4 (492)	0.0	- (-)	- (-)	-	4 (492)	4 (492)	0.0
VII Extraordinary losses										
Loss on disposal of property, plant and equipment	※2	1 (165)	1 (165)	0.0	4 (482)	4 (482)	0.0	2 (188)	2 (188)	0.0
Loss before tax, minority interest and distribution of profits (allocation of losses) from joint alliance			3,914 (432,972)	△ 21.9		824 (91,193)	△ 1.8		9,097 (1,006,338)	△ 15.2
VIII Distribution of profits (△ allocation of losses) from joint alliance			△ 92 (△ 10,230)	△ 0.5		△ 144 (△ 15,891)	△ 0.3		△ 243 (△ 26,827)	△ 0.4
Loss before tax and minority interest			4,007 (443,202)	△ 22.4		968 (107,084)	△ 2.1		9,340 (1,033,165)	△ 15.6
Income taxes (current)		297 (32,847)			907 (100,354)			10 (1,058)		
Reversal of over-accrued tax for the past year		- (-)			- (-)			△ 212 (△ 23,426)		
Income taxes (deferred)		△ 100 (△ 11,062)	197 (21,785)	1.1	△ 706 (△ 78,095)	201 (22,259)	0.4	47 (5,230)	△ 155 (△ 17,139)	△ 0.2
Minority interests			92 (10,188)	0.5		216 (23,905)	0.5		121 (13,333)	0.2
Net loss for the period / year			4,296 (475,175)	△ 24.0		1,385 (153,248)	△ 3.0		9,305 (1,029,359)	△ 15.6

③ 1st half Consolidated Surplus Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004) Amount		Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005) Amount		Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount	
(Share premium)							
Ⅰ Share premium – Beginning balance			51,174 (5,660,910)		181,543 (20,082,340)		51,174 (5,660,910)
Ⅱ Increases of share premium							
Stock issuance		51,216 (5,665,517)		11,960 (1,323,035)		85,202 (9,425,092)	
Share premium increased upon share exchange	※2	46,168 (5,107,054)		- (-)		46,168 (5,107,054)	
Suspense account of share exchange	※1	2,604 (288,000)		10,022 (1,108,677)		2,604 (288,000)	
Exercise of warrants		- (-)	99,987 (11,060,571)	4,982 (551,130)	26,965 (2,982,843)	- (-)	133,973 (14,820,146)
Ⅲ Decrease of share premium							
Suspense account of share exchange	※2	3,604 (398,717)	3,604 (398,717)	- (-)	- (-)	3,604 (398,717)	3,604 (398,717)
Ⅳ Share premium - Ending balance			147,557 (16,322,765)		208,508 (23,065,183)		181,543 (20,082,340)
(Retained earnings)							
Ⅰ Retained earnings - Beginning balance			△ 23,365 (△ 2,584,616)		△ 32,670 (△ 3,613,975)		△ 23,365 (△ 2,584,616)
Ⅱ Decreases of retained earnings							
Net loss for the period / year		4,296 (475,175)	4,296 (475,175)	1,385 (153,248)	1,385 (153,248)	9,305 (1,029,359)	9,305 (1,029,359)
Ⅲ Retained earnings - Ending balance			△ 27,660 (△ 3,059,789)		△ 34,056 (△ 3,767,223)		△ 32,670 (△ 3,613,975)

④ 1st half Consolidated Cashflow Statements

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
Item	Note	Amount	Amount	Amount
I Operating activities				
Loss before tax and minority interest		△ 4,007	△ 968	△ 9,340
		(△ 443,202)	(△ 107,084)	(△ 1,033,165)
Depreciation		283	827	1,091
		(31,318)	(91,531)	(120,670)
Amortization		504	3,200	3,630
		(55,801)	(353,989)	(401,515)
Amortization of goodwill on consolidation		582	3,160	3,643
		(64,366)	(349,553)	(403,041)
Interest and dividend income		△ 3	△ 375	△ 186
		(△ 312)	(△ 41,506)	(△ 20,605)
Interest expense		74	82	498
		(8,176)	(9,099)	(55,090)
Commission expenses	※2	-	1,409	-
		(-)	(155,900)	(-)
Share issuance related expenses		2,709	-	2,757
		(299,681)	(-)	(304,997)
Listing related expenses		-	-	2,021
		(-)	(-)	(223,545)
Foreign exchange gain (loss) (△ : gain)		△ 2	7	△ 189
		(△ 232)	(727)	(△ 20,855)
Gain on disposal of property, plant and equipment		△ 0	-	△ 0
		(△ 0)	(-)	(△ 0)
Loss on disposal of property, plant and equipment		1	4	2
		(165)	(482)	(188)
Gain on relief of debts		△ 4	-	△ 4
		(△ 492)	(-)	(△ 492)
Distribution of profits (allocation of losses) from joint alliance		92	144	243
		(10,230)	(15,891)	(26,827)
Assets received for services		△ 3,375	△ 4,698	△ 6,051
		(△ 373,346)	(△ 519,667)	(△ 669,406)
Increase (decrease) in accounts receivable (△ : increase)		△ 3,958	3,582	△ 6,800
		(△ 437,796)	(396,211)	(△ 752,202)
Increase (decrease) in accounts payable (△ : decrease)		2,010	438	2,168
		(222,314)	(48,461)	(239,799)
Increase (decrease) in other current assets (△ : increase)		4,107	△ 3,864	3,998
		(454,328)	(△ 427,486)	(442,301)
Increase (decrease) in other current liabilities (△ : decrease)		3,847	△ 6,583	1,027
		(425,557)	(△ 728,163)	(113,631)
Subtotal		2,862	△ 3,635	△ 1,493
		(316,556)	(△ 402,062)	(△ 165,122)
Taxes paid		△ 21	△ 1,459	△ 422
		(△ 2,359)	(△ 161,348)	(△ 46,686)
Net cash provided from (△used in) operating activities		2,840	△ 5,093	△ 1,915
		(314,197)	(△ 563,410)	(△ 211,808)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

Item	Note	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004) Amount	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005) Amount	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount
Ⅱ Investing activities				
Interests and dividends received		3 (312)	375 (41,506)	186 (20,605)
Deposit for security		- (-)	- (-)	△ 360 (△ 39,823)
Purchase of property, plant and equipment		△ 313 (△ 34,645)	△ 1,390 (△ 153,772)	△ 1,353 (△ 149,673)
Sale of property, plant and equipment		- (-)	11 (1,187)	4 (391)
Investment in unlisted securities		- (-)	- (-)	△ 68 (△ 7,511)
Deposits paid for investment in securities		- (-)	△ 3,000 (△ 331,860)	- (-)
Payment for asset purchase		- (-)	- (-)	△ 3,725 (△ 412,079)
Refund received from deposits paid for acquisition		- (-)	- (-)	1,694 (187,392)
Payment to acquire shares of subsidiary		△ 65 (△ 7,190)	- (-)	△ 65 (△ 7,190)
Payment to acquire shares of subsidiary resulting a change in scope of consolidation		△ 25,517 (△ 2,822,723)	△ 5,378 (△ 594,891)	△ 49,222 (△ 5,444,943)
Subsequent additional consideration paid		- (-)	△ 19,528 (△ 2,160,219)	- (-)
Other		- (-)	- (-)	△ 1,686 (△ 186,502)
Net cash used in investing activities		△ 25,893 (△ 2,864,247)	△ 28,910 (△ 3,198,050)	△ 54,595 (△ 6,039,334)
Ⅲ Financing activities				
Interest paid		△ 74 (△ 8,176)	△ 82 (△ 9,099)	△ 498 (△ 55,090)
Increase (decrease) in short-term loans –net (△: decrease)		△ 447 (△ 49,434)	485 (53,672)	△ 997 (△ 110,327)
Raise of long-term loans		- (-)	2,000 (221,240)	- (-)
Repayments of long-term loans		- (-)	- (-)	△ 48 (△ 5,301)
Proceeds from issuance of shares		48,622 (5,378,585)	- (-)	79,986 (8,847,997)
Issue of shares (exercise of warrants)		- (-)	1,389 (153,639)	- (-)
Repayments of lease obligation		△ 25 (△ 2,768)	△ 27 (△ 2,932)	△ 55 (△ 6,058)
Increase (decrease) in long term payables (△ : decrease)		- (-)	999 (110,541)	- (-)
Net cash provided from financing activities		48,076 (5,318,208)	4,765 (527,060)	78,387 (8,671,220)
Ⅳ Foreign currency translation adjustments on cash and cash equivalents		△ 7 (△ 763)	40 (4,391)	69 (7,658)
Ⅴ Net increase (decrease) in cash and cash equivalents (△: decrease)		25,017 (2,767,394)	△ 29,199 (△ 3,230,009)	21,947 (2,427,736)
Ⅵ Cash and cash equivalents, beginning of the year		18,142 (2,006,881)	40,089 (4,434,617)	18,142 (2,006,881)
Ⅶ Cash and cash equivalents, end of the period / year	※1	43,159 (4,774,275)	10,890 (1,204,608)	40,089 (4,434,617)

Basis of Presenting 1st half Consolidated Financial Statements

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 21 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network (Korea) Ltd. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd.(formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Xinhua Asset Management Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc.	(1) The number of consolidated subsidiaries: 32 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network (Korea) Ltd. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd.(formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd.	(1) The number of consolidated subsidiaries: 22 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network (Korea) Ltd. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd.(formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc.
	(2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's 1st half consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the1st half of year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) Name of unconsolidated subsidiaries and relative information Same as on the left. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's 1st half consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the the1st half of year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) Name of unconsolidated subsidiaries and relative information Same as on the left. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
2 Adoption of equity method	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on the Group's 1st half consolidated financial statements due to its small magnitude taking into account the net income for the 1st half of the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on the Group's 1st half consolidated financial statements due to its small magnitude taking into account the net income for the 1st half of the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) There is no group company accounted by the equity method. (2) Unconsolidated subsidiaries not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on the Group's consolidated financial statements due to its small magnitude taking into account the net income for the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose closing date for the 1st half period is different from that of the Company.	Same as on the left.	There is no consolidated subsidiary whose closing date for the year is different from that of the Company.
4 Method of business combination	All of the shareholders of Xinhua Financial Network Ltd ("XFN") exchanged their shares in XFN for equivalent shares in Xinhua Finance Ltd.("XFL") upon which XFL became the 100% parent company of XFN. In terms of the business combination, accounting treatment in accordance with the pooling of interest method is applied based on "Guidance for business combination for formation of an ultimate parent company through share exchange or share transfer" (Research Report #6 announced by Accounting Standard Committee in Japanese Institute of Certified Public Accountants)	————	All of the shareholders of Xinhua Financial Network Ltd ("XFN") exchanged their shares in XFN for equivalent shares in Xinhua Finance Ltd.("XFL") upon which XFL became the 100% parent company of XFN. In terms of the business combination, accounting treatment in accordance with the pooling of interest method is applied based on "Guidance for business combination for formation of an ultimate parent company through share exchange or share transfer" (Research Report #6 announced by Accounting Standard Committee in Japanese Institute of Certified Public Accountants)

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
5 Significant accounting policies (1) Valuation basis and method for assets	Securities Available-for sale securities -With fair value ― -With no fair value Cost method based on the moving-average method is applied	Securities Available-for sale securities -With fair value Fair value method based on fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and acquisition costs are based on the moving-average method.) -With no fair value Same as on the left.	Securities Available-for sale securities -With fair value Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and acquisition costs are based on the moving-average method.) -With no fair value Same as on the left.
(2) Depreciation or amortization method	(a) Property, plant and equipment Depreciation of property, plant and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property, plant and equipment of consolidated Japanese subsidiaries. Estimated useful lives are as follows: Buildings and structures: 3 to 7 years Equipments: 1 to 7 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 11 years Goodwill : 4 to 5 years	(a) Property, plant and equipment Depreciation of property, plant and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property, plant and equipment of consolidated Japanese subsidiaries. Estimated useful lives are as follows: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Same as on the left.	(a) Property, plant and equipment Same as on the left. (b) Intangible assets Same as on the left.

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
(3) Allowance, reserve and provision	Allowance for Doubtful Accounts In terms of the Company and its non-Japanese subsidiaries, the allowance has been determined by evaluation of respective potential losses in the receivables outstanding. In terms of the Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for Doubtful Accounts Same as on the left.	Allowance for Doubtful Accounts Same as on the left.
(4) Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the 1st half income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Translation adjustments" in a separate component of shareholders' equity.	Same as on the left.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Translation adjustments" in a separate component of shareholders' equity.

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)
(5) Leases	Finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions.	Same as on the left.	Same as on the left.
(6) Other significant items for the preparation of the consolidated financial statements	Accounting policy of consumption tax Tax-excluding method is applied. ———————	Accounting policy of consumption tax Same as on the left. Conversion of dollars into yen In accordance with the Article 66 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of consumption tax Same as on the left. Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.
6 Cash and cash equivalents in the consolidated cashflow statement	Cash equivalents in the 1st half consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Same as on the left.	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.

Footnote Information
(1st half Consolidated Balance Sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated 1st half -prior year (As of June 30, 2004)	Consolidated 1st half -current year (As of June 30, 2005)	Consolidated fiscal year -prior year (As of December 31, 2004)
※1 The reason for the negative balance of "minority interests" is that the company accounts for a subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index LTD., which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary.	※1 ――――――	※1 The reason for the negative balance of "minority interests" is that the company accounts for a subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index LTD., which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary.
※2 The amount represents the deposit paid for the acquisition of an existing equity stock of a credit rating agency in the People's Republic of China.	※2 Same as on the left.	※2 Same as on the left.
※3 Trade mark and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to only trademark are included in this account as well.	※3 Same as on the left.	※3 Same as on the left.
※4 Assets collateralized and corresponding liabilities Assets collateralized Restricted Cash 490 (54,206) Correspondent obligation Lease obligation (including obligations for operating lease) Short-term 2,073 (229,354) Long-term 5,229 (578,423)	※4 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 1,260 (139,425) Trade receivable 2,501 (276,639) Other 1,653 (182,838) Building and structures 48 (5,267) Equipments 510 (56,425) Investment in securities 68 (7,511) Correspondent obligation Promissory note (non-operating) Short-term 1,250 (138,275) Lease obligation (including obligations for operating lease) Short-term 804 (88,932) Long-term 2,057 (227,510) Bank borrowing 500 (55,310)	※4 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 389 (43,035) Trade receivable 924 (102,243) Other 928 (102,637) Equipments 78 (8,601) Investment in securities 68 (7,511) Correspondent obligation Promissory note (non-operating) Short-term 350 (38,717) Long-term 1,250 (138,275) Lease obligation (including obligations for operating lease) Short-term 745 (82,412) Long-term 2,176 (240,709)

Consolidated 1st half -prior year (As of June 30, 2004)	Consolidated 1st half -current year (As of June 30, 2005)	Consolidated fiscal year -prior year (As of December 31, 2004)
※5 The consideration for the acquisition of shares of Market News International, Inc., G7 Group Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective companies.	※5 Other payables include part of the consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc, Taylor Rafferty Associates, Inc and Econ World Media Ltd.. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc. and Econ World Media Ltd. could fluctuate since the final payments are based on the future operating results of the respective companies.	※5 Other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective companies.
※6 This promissory note was issued as part of the consideration for the acquisition of shares of Mergent, Inc., which became a consolidated subsidiary of the Company during the period.	※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company in the prior period. The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company during the period. The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.
※7 ――――	※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 843 (93,356)	※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 834 (92,235)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated 1st half -prior year (As of June 30, 2004)	Consolidated 1st half -current year (As of June 30, 2005)	Consolidated fiscal year - prior year (As of December 31, 2004)
※8 ————	※8 The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates, Inc. and Econ World Media Ltd. could fluctuate since the final payments are based on the future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on the future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※8 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on the future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.
9 ————	9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at June 30, 2005 are as follows: Total amount of the line of credit 24,500 (2,710,190) Outstanding balance 2,500 (276,550) Remaining amount of the line of credit 22,000 (2,433,640)	9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows: Total amount of the line of credit 24,500 (2,710,190) Outstanding balance - (-) Remaining amount of the line of credit 24,500 (2,710,190)
(Contingent liabilities) Pursuant to an agreement dated January 1, 2002 entered into by the Company to acquire the entire issued share capital of Fortune China Public Relations Ltd., in addition to the agreed consideration, the Company committed to issue 49,310 ordinary shares of HK$ 0.01 each of the Company at the end of the year 2005 if the Company was listed at that time or make a cash payment of US$128,000 before January 31, 2006, if the Company was not listed by then.	————	————

(1st half Consolidated Income Statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
※1 Expenses directly relating to share issuance are presented as "share issuance related cost", which includes "share issuance cost".	※1 ————	※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".
※2 Components of Loss on disposal of property, plant and equipment are as follows: Equipments 1 (165)	※2 Components of Loss on disposal of property, plant and equipment are as follows: Equipments 4 (482)	※2 Components of Loss on disposal of property, plant and equipment are as follows: Equipments 2 (188)

(1st half Consolidated Surplus Statements)

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
※1 The Company acquired shares of Stone & McCarthy Research Associates, Inc. through share exchange contracts resulting that it became the Company's subsidiary. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.	※1 The Company acquired full ownership of Taylor Rafferty Associates, Inc. through cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.	※1 The Company acquired full ownership of Stone & McCarthy Research Associates, Inc. through cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.
※2 This represents transfer of suspense account of share exchange into share capital and share premium due to issuance of shares previously unissued at the time of share exchange with Xinhua Investment Group Hong Kong Ltd. and Xinhua Finance Japan (formerly known as Xinhua Netchina Ltd.).	※2 ————	※2 This represents transfer of suspense account of share exchange into share capital and share premium due to issuance of shares previously unissued at the time of share exchange with Xinhua Investment Group Hong Kong Ltd. and Xinhua Finance Japan Limited (formerly known as Xinhua Netchina Ltd.).

(1st half Consolidated Cashflow Statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)		Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)		Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	
※1 Reconciliation between ending balances of cash and cash equivalents in the 1st half consolidated cashflow statement and balance in consolidated balance sheet. Cash and cash equivalents		※1 Reconciliation between ending balances of cash and cash equivalents in the 1st half consolidated cashflow statement and balance in consolidated balance sheet Cash and cash equivalents		※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet Cash and cash equivalents	
Cash and bank balances	43,517 (4,813,805)	Cash and bank balances	11,250 (1,244,431)	Cash and bank balances	40,449 (4,474,440)
Restricted cash	△ 320 (△ 35,398)	Deposit pledged as collateral	△ 360 (△ 39,823)	Deposit pledged as collateral	△ 360 (△ 39,823)
Bank overdraft	△ 37 (△ 4,133)				
Cash and cash equivalents	43,159 (4,774,275)	Cash and cash equivalents	10,890 (1,204,608)	Cash and cash equivalents	40,089 (4,434,617)
※2 ――――――		※2 Non-cash expense with share issuance as consideration		※2 ――――――	

(Lease Transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)		Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)		Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	
Operating leases		Operating leases		Operating leases	
Unearned lease expenses		Unearned lease expenses		Unearned lease expenses	
Within one year	3,119 (345,094)	Within one year	4,099 (453,399)	Within one year	2,954 (326,771)
After one year	5,978 (661,265)	After one year	9,496 (1,050,434)	After one year	5,219 (577,326)
Total	9,097 (1,006,359)	Total	13,595 (1,503,832)	Total	8,173 (904,097)

(Securities)

As of June 30, 2004

1 Available-for-sale securities with fair value

1 Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on the 1st half Consolidated Balance Sheet
(1) Other investments Options and warrants	7,625 (843,481)
Total	7,625 (843,481)

(Note 1) Other investments are the Securities assets on the 1st half Consolidated Balance Sheet.

(Note 2) The Securities assets are stated at appraised value determined by a qualified appraiser at the point of transaction.

As of June 30, 2005

1 Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the 1st half Consolidated Balance Sheet	Difference
Book value more than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Others	2,614 (289,118)	6,628 (733,143)	4,014 (444,026)
Subtotal	2,614 (289,118)	6,628 (733,143)	4,014 (444,026)
Book value which equal to or less than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Others	12,386 (1,370,090)	8,200 (907,138)	△ 4,185 (△ 462,952)
Subtotal	12,386 (1,370,090)	8,200 (907,138)	△ 4,185 (△ 462,952)
TOTAL	14,999 (1,659,207)	14,828 (1,640,281)	△ 171 (△ 18,926)

(Note 1) Other investments are the Securities assets on the 1st half Consolidated Balance Sheet.

2 Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on the 1st half Consolidated Balance Sheet
Other investments (1)Investment in securities	68 (7,511)
Total	68 (7,511)

(Note 1) Other investments are the Investment in securities on the 1st half Consolidated Balance Sheet.

As of December 31, 2004

1. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the 1st half Consolidated Balance Sheet	Difference
Book value more than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Others	4,329 (478,820)	6,968 (770,779)	2,639 (291,960)
Subtotal	4,329 (478,820)	6,968 (770,779)	2,639 (291,960)
Book value which equal to or less than acquisition cost:			
1) Securities	- (-)	- (-)	- (-)
2) Bonds	- (-)	- (-)	- (-)
3) Others	5,973 (660,721)	3,183 (352,084)	△ 2,790 (△ 308,637)
Subtotal	5,973 (660,721)	3,183 (352,084)	△ 2,790 (△ 308,637)
TOTAL	10,301 (1,139,541)	10,151 (1,122,863)	△ 151 (△ 16,678)

(Note1) Other investments are the Securities assets on the Consolidated Balance Sheet.

2 Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on the consolidated balance sheet
Other investments (1) Investment in securities	68 (7,511)
Total	68 (7,511)

(Note1) Other investments are the Investment in securities on the Consolidated Balance Sheet.

(Derivative Transactions)

For the six months ended June 30, 2004 and 2005 and for the year ended December 31, 2004, the Group did not enter into any derivative contracts.

(Segment Information)

【Business Segment】

The Group is engaged solely in financial information business which includes distribution of market indices, financial news, credit ratings, investor relations services and other relevant services. Thus, information of business segmentation for the six months ended June 30, 2004 and 2005 and for the year ended December 31, 2004 are omitted.

【Regional Segmental Information】

For the six months ended June 30, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	872	9,528	7,217	268	17,885	-	17,885
	(96,480)	(1,053,940)	(798,381)	(29,690)	(1,978,491)	(-)	(1,978,491)
(2) Inter segment or transfer	-	-	-	-	-	-	-
	(-)	(-)	(-)	(-)	(-)	(-)	(-)
Total	872	9,528	7,217	268	17,885	-	17,885
	(96,480)	(1,053,940)	(798,381)	(29,690)	(1,978,491)	(-)	(1,978,491)
Operating expenses	947	10,606	6,818	827	19,199	△ 141	19,058
	(104,773)	(1,173,244)	(754,242)	(91,521)	(2,123,780)	(△ 15,626)	(2,108,154)
Operating income (△ loss)	△ 75	△ 1,079	399	△ 559	△ 1,313	141	△ 1,172
	(△ 8,292)	(△ 119,305)	(44,139)	(△ 61,831)	(△ 145,289)	(15,626)	(△ 129,664)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and so on.

(2) North America...... U.S.A.

(3) Other location ...... U.K.

For the six months ended June 30, 2005

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income/loss							
Sales							
(1) Outside customer	2,627	13,223	30,386	264	46,500	-	46,500
	(290,651)	(1,462,706)	(3,361,257)	(29,240)	(5,143,854)	(-)	(5,143,854)
(2) Inter segment or transfer	-	47	34	-	81	△ 81	-
	(-)	(5,165)	(3,794)	(-)	(8,960)	(△8,960)	(-)
Total	2,627	13,269	30,420	264	46,581	△ 81	46,500
	(290,651)	(1,467,871)	(3,365,052)	(29,240)	(5,152,814)	(△ 8,960)	(5,143,854)
Operating expenses	2,643	10,812	34,537	△ 526	47,465	-	47,465
	(292,325)	(1,195,985)	(3,820,471)	(△58,194)	(5,250,588)	(-)	(5,250,588)
Operating income (△ loss)	△ 15	2,458	△ 4,117	790	△ 884	△ 81	△ 965
	(△ 1,674)	(271,886)	(△ 455,420)	(87,433)	(△ 97,774)	(△ 8,960)	(△ 106,734)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and so on.

(2) North America...... U.S.A.

(3) Other location ...... U.K.

For the year ended December 31, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	3,672 (406,144)	19,105 (2,113,347)	36,172 (4,001,337)	741 (81,965)	59,689 (6,602,794)	- (-)	59,689 (6,602,794)
(2) Inter segment or transfer	- (-)	324 (35,829)	- (-)	- (-)	324 (35,829)	△ 324 (△ 35,829)	- (-)
Total	3,672 (406,144)	19,428 (2,149,177)	36,172 (4,001,337)	741 (81,965)	60,013 (6,638,623)	△ 324 (△ 35,829)	59,689 (6,602,794)
Operating expenses	3,674 (406,424)	20,895 (2,311,404)	37,254 (4,121,015)	2,000 (221,266)	63,823 (7,060,108)	- (-)	63,823 (7,060,108)
Operating income (△ loss)	△ 3 (△ 279)	△ 1,467 (△ 162,227)	△ 1,082 (△ 119,677)	△ 1,259 (△ 139,301)	△ 3,810 (△ 421,485)	△ 324 (△ 35,829)	△ 4,134 (△ 457,314)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:
   (1) Asia ...... Hong Kong, China, Singapore and so on.
   (2) North America...... U.S.A.
   (3) Other location ...... U.K.

【Overseas Sales】

For the six months ended June 30, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sales	5,515 (610,068)	8,088 (894,741)	3,224 (356,687)	24 (2,708)	16,852 (1,864,205)
II Consolidated Sales	- (-)	- (-)	- (-)	- (-)	17,885 (1,978,491)
III Ratio of overseas sales which accounts for consolidated sales (%)	30.8%	45.2%	18.0%	0.2%	94.2%

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia …… Hong Kong, China, Singapore and so on

(2) North America ……U.S.A. and Canada

(3) Europe……U.K., Germany and France and so on

(4) Other……Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

For the six months ended June 30, 2005

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sales	5,725 (633,333)	29,326 (3,244,054)	7,181 (794,323)	800 (88,482)	43,032 (4,760,191)
II Consolidated Sales	- (-)	- (-)	- (-)	- (-)	46,500 (5,143,854)
III Ratio of overseas sales which accounts for consolidated sales (%)	12.3%	63.1%	15.4%	1.7%	92.5%

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan

(1) Asia …… Hong Kong, China, Singapore and so on

(2) North America …… U.S.A. and Canada

(3) Europe…… U.K., Germany and France and so on

(4) Other…… Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

For the year ended December 31, 2004

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sale	11,994 (1,326,727)	33,021 (3,652,748)	9,448 (1,045,154)	151 (16,732)	54,614 (6,041,361)
II Consolidated Sale	- (-)	- (-)	- (-)	- (-)	59,689 (6,602,794)
III Ratio of overseas sales which accounts for consolidated sale (%)	20.1%	55.3%	15.8%	0.3%	91.5%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia …… Hong Kong, China, Singapore and so on

(2)North America …… U.S.A. and Canada

(3)Europe…… U.K., Germany and France and so on

(4)Other…… Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in undomesticated countries or locations.

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
Net assets per share	0.19 (20.84) Suspense account of share exchange included in share premium is excluded from the process of calculation of net asset per share.	725.68 (80,274.72) Suspense account of share exchange included in share premium is excluded from the process of calculation of net asset per share.	719.66 (79,609.29) Suspense account of share exchange included in share premium is excluded from the process of calculation of net asset per share.
Net loss per share	0.05 (5.65) For diluted net profits per share, even if the Company has shares with dilution effect, the company is in a loss position, and the average stock price of the Company cannot be identified since the Company is not a listed company, thus, such information is not stated. Preferred shares shall automatically be converted into ordinary shares at an IPO. If the conversion have been exercised at the beginning of the period, "Per share information" would be as follows: Net assets per share 0.36 (39.82) Net loss per share 0.02 (2.21)	6.59 (728.88) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated.	103.94 (11,497.30) For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. The Company's outstanding shares were reversely split on August 24, 2004 on a one for two thousand basis.

(Note) Basis of calculation for the net profit (loss) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
Net loss for the period / year	4,296 (475,175)	1,385 (153,248)	9,305 (1,029,359)
Net loss NOT attributed to ordinary shares	– (–)	– (–)	– (–)
Net loss attributed to ordinary shares	4,296 (475,175)	1,385 (153,248)	9,305 (1,029,359)
Average number of ordinary shares during the period / year	84,139	210,250.36	89,530.42

(Significant Subsequent Events)

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
1 Assets acquisition from Capco Reference Data Services On July 30, 2004, Mergent, Inc., a subsidiary of the Company, entered into an agreement to acquire all the operating assets of the Historical Securities Database (HSD), a unit of Capco Reference Data Services , formerly Iverson Financial Systems Inc. (1) Purpose of the acquisition The purpose of the acquisition is to expand the market data services and client network. (2) Outline of assets transferred Market data services of institutional investment firms (3) Acquisition cost and payment term Cash payment of US$3,000 thousand (JPY 331,860 thousand) and note payable in the amount of US$1,000 thousand(JPY 110,620 thousand), subject to certain post closing adjustments, which is payable on the earlier of an IPO by Xinhua Finance or December 31, 2004. (4) Date of transfer: August 13, 2004	1 On July 13, 2005, the Company entered into contract to acquire Washington Analysis LLC。 (1) Purpose of the acquisition The purpose of the acquisition is to expand the Group's financial information service and political analysis services. (2) Outline of Washington Analysis LLC. Address: Washington D.C., U.S.A. Revenue: US$ 6,372 thousand (JPY 704,914 thousand) (For the year ended December 31, 2004) Share capital: US$ 110 thousand (JPY 12,168 thousand) Business: Financial information service and political analysis services (3) Outline of the acquisition ① Method of acquisition Acquired par value shares (1 shares, 100%) of Washington Analysis LLC ② Acquisition cost and payment term Cash payment of US$2,000 thousand (JPY 221,240 thousand) and 798 shares of the Company payable on July 13, 2005. The consideration will be determined based on the performance of Washington Analysis LLC in 2005 and 2006. ③ Name of Sellers Lesley M. Alberstein Ira Ross Allen Jacobson George Dellinger Carl Joseph Lieber ④ Date of acquisition July 13, 2005	1 On February 9, 2005, the Compensation Committee of the Board of Directors approved that the Company would issue stock options based upon the compensation strategy designed to align the interests of employees and shareholders. The summary of this issuance is summarized as follows: (1) Class and number of shares issued pursuant to the stock option Ordinary shares, the maximum number to be issued is 4,665 and the minimum is 2,253 (2) Issue price of the stock option No consideration (3) Strike price Based upon the average closing price of shares for the 90 days ending December 31, 2004 (4) Exercisable period Exercisable over three years to encourage long term commitment, one third being granted at each year end of 2005, 2006 and 2007, and expired ten years from the date of grant (5) Conditions of the grant Half of the shares in each option grant will be awarded based on the achievement of financial targets and overall company objectives, while the remaining options will be awarded based upon the managing personnel's position with the company. (6) Allottees of the options Managing personnel of the Group

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
2 Acquisition of Ford Investor Services, Inc. On July 30, 2004, The Company entered into a contract to acquire all of the shares of Ford Investor Services, Inc. (1) Purpose The Company plans to expand services that provide institutional clients with fundamental financial data, proprietary investment models and software as well as custom investment research. (2) Outline of Ford Investor Services, Inc. (unaudited) Address: 11722 Sorrento Valley Road, Suite I, San Diego, CA 92121 Revenue: US$ 1,869 thousand (JPY 206,748 thousand) (For the year ended December 31, 2003) Share capital: US$ 30 thousand (JPY 3,319 thousand) Business: Financial and investment information service (3) Outline of the acquisition ① Way of acquisition Acquired all of par value shares (30,000 shares, 100%) of Ford Investor Service Inc. ② Acquisition cost and payment term Cash payment of US$1,500 thousand (JPY 165,930 thousand) and a note payable in the amount of US$900 thousand(JPY 99,558 thousand) which is payable on the earlier of an IPO by Xinhua Finance or December 31, 2004. Additional earn-out payments of up to a maximum total of US$ 1,114 thousand (JPY 123,231 thousand) will be payable in 2006 and 2007 based on performance achieved in 2005 and 2006 respectively. ③ Name of Seller Ford Family Trust ④ Date of acquisition August 4, 2004	2 Stock split Based on a resolution of the board of directors held on August 15, 2005, the Company's outstanding shares were split. Terms of the share split is summarized as follows; (1) Purpose of the share split To enhance the liquidity of shares and to broaden its investor base. (2) How the share split worked Three-for-one split: Every ordinary share was split into three shares on September 22, 2005. (3) Class and number of shares increased upon the share split Ordinary shares Numbers of ordinary shares outstanding at the September 14, 2005 multiplied by two. If the share split have been effective from the beginning of the year, the per share information would be as follows; (see table below)	

Consolidated 1st half -prior year (As of June 30, 2004)	Consolidated 1st half -current year (As of June 30, 2005)	Consolidated fiscal year - prior year (As of December 31, 2004)
Net assets per share 237.95 (26,322.03)	Net assets per share 241.89 (26,757.87)	Net assets per share 239.89 (26,536.63)
Net loss per share 16.20 (1,792.04)	Net loss per share 2.20 (243.36)	Net loss per share 34.65 (3,832,98)
The diluted net loss per share is not stated because of the net loss position.	The diluted net loss per share is not stated because of the net loss position.	The diluted net loss per share is not stated because of the net loss position.

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
3 Stock Issuance Pursuant to fund raising activities and the share option plan to incentivize employees, terms of stock issuance is summarized in the following tables; (1) Stock issuance pursuant to the share option plan ① Issued shares: 31,874,275 ordinary shares ② Issued price: Par value (HKD 0.01 per share) ③ Proceeds of capital: US$ 41 thousand (JPY 4,535 thousand) ④ Increase of share capital: US$ 41 thousand (JPY 4,535 thousand) ⑤ Issued date: July 11 and 19 and August 16 and 20, 2004 ⑥ Utilization of fund raised: Working capital purposes (2) Stock issuance pursuant to the allocation of new shares to third parties ① Issued shares: 894,975 preferred shares ② Issued price: US$ 0.73 per share ③ Proceeds of capital: US$ 653 thousand (JPY 72,235 thousand) ④ Increase of share capital: US$ 1 thousand (JPY 111thousand) ⑤ Issued date: July 30, 2004 ⑥ Utilization of fund raised: Working capital purposes		

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
4 Reverse share split Based on a resolution passed at the extraordinary meeting of shareholders held on August 24, 2004, the Company's outstanding shares were reversely split. Terms of the reverse share split is summarized as follows; (1) Purpose of the reverse share split To increase the value of each share and enhance its liquidity to facilitate trading. (2) How the reverse share split worked One for two thousand reverse split: Every 2,000 ordinary share and preferred share were reverse split into one share of the same class or series on August 24, 2004 (3) Number of shares decreased upon the reverse share split Ordinary shares 171,647,215 shares Preferred shares 157,969,361 shares If the reverse share split have been effective from the beginning of the year, the per share information would be as follows; Net asset per share 376.86 (41,688.25) Net loss per share 102.11 (11,295.41) In addition, if both the automatic conversion of preferred shares into ordinary shares upon IPO and the reverse share split were effective from the beginning of the year, the per share information would be as follows; Net asset per share 713.86 (78,967.19) Net loss per share 48.60 (5,376.13) For the diluted net profit per share, even if the Company has shares with dilution effect, the Company is not a listed company and the average share price of the Company cannot be identified, thus such information is not stated.		

Consolidated 1st half -prior year (From January 1, 2004 to June 30, 2004)	Consolidated 1st half -current year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)
5 Establishment of a new subsidiary The Company has established a wholly owned subsidiary in September 2004. (1) Purpose of establishment: Holding company for Mergent, Inc., borrowing entity for loan with ABN Amro (2) Name of the new subsidiary: Xinhua Mergent Holdings Limited (3) Business description: Holding company, borrowing special purpose vehicle (4) Share capital and share premium: Share capital US$1 (JPY111) Share premium - (JPY -) Total US$1 (JPY111) (5) Date of incorporation: September 6, 2004 (6) Number of shares issued: 1 share 6 Loan Facility To diversify funding source for working capital and acquisitions, Xinhua Mergent Holdings Limited, a wholly owned subsidiary of the Company, entered into a secured term loan facility agreement for the Group with ABN Amro in September 2004. As a result, the Group has the option, but not the obligation, to borrow a maximum of US$12,000 thousand (JPY1,327,440 thousand) (Term: three year period, Interest: semi-annually at 4.75% above six month LIBOR). The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and Mergent.		

(2) Financial Statements

①1st half Balance Sheet

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	1st half - prior year (As of June 30, 2004) Amount	(%)	1st half - current year (As of June 30, 2005) Amount	(%)	Fiscal year -prior year (As of December 31, 2004) Amount	(%)
(Assets)							
I Current assets							
Loan receivables from related companies		- (-)		2,400 (265,488)		3,000 (331,860)	
Other receivables	※5	23,976 (2,652,263)		78,914 (8,729,485)		27,318 (3,021,949)	
Other		4 (445)		- (-)		- (-)	
Total current assets		23,980 (2,652,709)	16.4	81,314 (8,994,973)	42.4	30,318 (3,353,809)	17.6
II Non-current assets							
Investments and other assets							
Investment in subsidiaries	※3	122,152 (13,512,442)		107,939 (11,940,266)		140,990 (15,596,350)	
Loan to shareholder		- (-)		2,414 (267,003)		- (-)	
Loan receivables from related companies		- (-)		- (-)		750 (82,965)	
Total investments and other assets		122,152 (13,512,442)	83.6	110,353 (12,207,270)	57.6	141,740 (15,679,315)	82.4
Total non-current assets		122,152 (13,512,442)	83.6	110,353 (12,207,270)	57.6	141,740 (15,679,315)	82.4
Total assets		146,132 (16,165,151)	100.0	191,667 (21,202,242)	100.0	172,059 (19,033,123)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		1st half - prior year (As of June 30, 2004)		1st half - current year (As of June 30, 2005)		Fiscal year -prior year (As of December 31, 2004)	
Item	Note	Amount	(%)	Amount	(%)	Amount	(%)
(Liabilities)							
I Current liabilities							
Other payable	※5	12,568 (1,390,311)		224 (24,825)		342 (37,803)	
Accrued expenses		764 (84,514)		64 (7,080)		64 (7,080)	
Other payable to shareholders	※2	- (-)		1,000 (110,620)		19,788 (2,188,919)	
Promissory note (non-operating)	※1	12,000 (1,327,440)		- (-)		- (-)	
Total current liabilities		25,332 (2,802,265)	17.3	1,288 (142,525)	0.7	20,193 (2,233,801)	11.7
II Non-current liabilities							
Long-term other payable	※2	- (-)		6,733 (744,841)		- (-)	
Total Non-current liabilities		- (-)	-	6,733 (744,841)	3.5	- (-)	-
Total liabilities		25,332 (2,802,265)	17.3	8,022 (887,366)	4.2	20,193 (2,233,801)	11.7
(Capital and reserves)							
I Share capital	※6	423 (46,770)	0.3	559 (61,857)	0.3	522 (57,739)	0.3
II Capital surplus							
Share premium		121,038 (13,389,261)		171,967 (19,023,002)		155,025 (17,148,836)	
Other capital surplus							
Suspense account of share exchange	※4	2,604 (288,000)		16,476 (1,822,614)		2,604 (288,000)	
Total capital surplus		123,642 (13,677,260)	84.6	188,443 (20,845,616)	98.3	157,628 (17,436,836)	91.6
III Retained losses							
Accumulated loss carried forward		3,265 (361,144)		5,357 (592,598)		6,285 (695,253)	
Total retained losses		△ 3,265 (△ 361,144)	△ 2.2	△ 5,357 (△ 592,598)	△ 2.8	△ 6,285 (△ 695,253)	△3.6
Total shareholders' equity		120,800 (13,362,886)	82.7	183,646 (20,314,876)	95.8	151,865 (16,799,323)	88.3
Total liabilities and shareholders' equity		146,132 (16,165,151)	100.0	191,667 (21,202,242)	100.0	172,059 (19,033,123)	100.0

②1st half Income Statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	1st half -prior year (From January 5, 2004 to June 30, 2004) Amount		(%)	1st half -current year (From January 1, 2005 to June 30, 2005) Amount		(%)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004) Amount		(%)
I Turnover	※1		- (-)	-		3,872 (428,311)	100.0		5,355 (592,346)	100.0
II Cost of sales	※1									
Group Service Expenses		- (-)	- (-)	-	1,678 (185,670)	1,678 (185,670)	43.3	5,279 (583,957)	5,279 (583,957)	98.6
Gross profit			- (-)	-		2,193 (242,640)	56.7		76 (8,388)	1.4
III Selling, general and administrative expenses										
Directors' emoluments		147 (16,207)			461 (50,945)			547 (60,475)		
Salary		54 (6,016)			216 (23,894)			163 (18,048)		
Commissions, fees and charges		317 (35,111)			620 (68,595)			552 (61,046)		
Other		- (-)	518 (57,334)	-	36 (4,085)	1,333 (147,519)	34.4	30 (3,276)	1,291 (142,845)	24.1
Operating profit / loss (△)			△ 518 (△ 57,334)	-		860 (95,121)	22.2		△ 1,215 (△ 134,456)	△22.7
IV Non-operating income										
Interest income	※1	- (-)	- (-)	-	68 (7,534)	68 (7,534)	1.8	71 (7,901)	71 (7,901)	1.3
V Non-operating expenses										
Interest expenses		37 (4,130)			- (-)			363 (40,155)		
Share issuance related expenses	※2	2,709 (299,681)			- (-)			2,757 (304,997)		
Listing related expenses		- (-)	2,746 (303,810)	-	- (-)	- (-)	-	2,021 (223,545)	5,141 (568,697)	96.0
Ordinary profit / loss (△)			△ 3,265 (△ 361,144)	-		928 (102,655)	24.0		△ 6,285 (△ 695,253)	△117.4
Profit / loss (△) before income tax			△ 3,265 (△ 361,144)	-		928 (102,655)	24.0		△ 6,285 (△ 695,253)	△117.4
Income taxes (current)		- (-)			- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-	- (-)	- (-)	-
Net profit / loss (△) for the period / year			△ 3,265 (△ 361,144)	-		928 (102,655)	24.0		△ 6,285 (△ 695,253)	△117.4
Loss brought forward from the prior year			- (-)			6,285 (695,253)			- (-)	
Undisposed loss (△) at the period / year end			3,265 (361,144)	-		5,357 (592,598)	△138.4		6,285 (695,253)	△117.4

Basis of presenting the 1st half Financial Statements

Item	1st half -prior year (From January 5, 2004 to June 30, 2004)	1st half -current year (From January 1, 2005 to June 30, 2005)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)
1 Valuation basis and method for assets	(1) Securities Subsidiaries' securities Cost method based on moving-average method is applied	(1) Securities Subsidiaries' securities Same as on the left.	(1) Securities Subsidiaries' securities Same as on the left.
2 Allowance, reserve and provision	Allowance for Doubtful Accounts The allowance has been determined by evaluation of respective potential losses in the receivables outstanding.	Allowance for Doubtful Accounts Same as on the left.	Allowance for Doubtful Accounts Same as on the left.
3 Other significant items for the preparation of the (1st half) financial statements	———	Conversion of dollars into yen In accordance with the Article 66 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=110.62, from the Tokyo Foreign Exchange Market as of June 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

(1st half Balance Sheet)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

1st half - prior year (As of June 30, 2004)	1st half - current year (As of June 30, 2005)	Fiscal year -prior year (As of December 31, 2004)
※1 This promissory note was issued as a part of a consideration for the acquisition of shares of Mergent, Inc., which had become a consolidated subsidiary of the Company during the period.	※1 ________________	※1 ________________
※2 ________________	※2 Other payables include part of the consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc, Taylor Rafferty Associates, Inc and Econ World Media Ltd.. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc. and Econ World Media Ltd. could fluctuate since the final payments are based on the future operating results of the respective companies.	※2 This other payables represent a part of a consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc., which had become a subsidiary of the Company in this period. The consideration for acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payment is based on the future operating results of the respective companies.
※3 The consideration for the acquisition of shares of Market News International, Inc., G7 Group Inc. and Stone & McCarthy Research Associates, Inc., could fluctuate since determination is based on the operating results of the companies in the future respectively.	※3 The consideration for the acquisition of share of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc.and Econ World Media Ltd. could fluctuate since determination is based on the future operating results of the respective companies.	※3 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc., could fluctuate since determination is based on the future operating results of the respective companies.
※4 The Company acquired shares of Stone & McCarthy Research Associates, Inc. through share exchange contracts resulting that it became the Company's subsidiary. However, the Company's shares to be exchanged has not been issued, whereas acquisition costs of subsidiary are included in share premium.	※4 The Company acquired shares of Stone & McCarthy Research Associates, Inc. and Taylor Rafferty Associates Inc. through share exchange contracts resulting that they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration has not been issued, whereas acquisition costs of subsidiaries are included in share premium.	※4 The Company acquired shares of Stone & McCarthy Research Associates, Inc. through share exchange contracts resulting that it became the Company's subsidiary. However, the Company's shares to be exchanged has not been issued, whereas acquisition costs of subsidiary are included in share premium.

1st half - prior year (As of June 30, 2004)	1st half - current year (As of June 30, 2005)	Fiscal year -prior year (As of December 31, 2004)
※5 ——	※5 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 78,909 (8,728,911) Current liabilities Other payable 143 (15,865)	※5 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 27,318 (3,021,949) Current liabilities Other payable 277 (30,612)
※6 ——	※6 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares: Ordinary shares 218,083 shares	※6 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares: Ordinary shares 203,565 shares
(Contingent liabilities) Pursuant to an agreement dated January 1, 2002 entered into by the Company to acquire the entire issued share capital of Fortune China Public Relations Ltd.. In addition to the agreed consideration, the Company committed to issue 49,310 ordinary shares of HK$ 0.01 each of the Company at the end of the year 2005 if the Company was listed at that time or make a cash payment of US$128 thousand before January 31, 2006, if the Company was not listed by then.	——	——

(1st half Income Statement)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

1st half -prior year (From January 5, 2004 to June 30, 2004)	1st half -current year (From January 1, 2005 to June 30, 2005)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)
※1 ――――――――	※1 Transactions with related companies are as follows: Turnover 3,872 (428,311) Cost of sales 1,678 (185,670) Interest income 68 (7, 534)	※1 Transactions with related companies are as follows: Turnover 5,355 (592,346) Cost of sales 5,279 (583,957) Interest income 71 (7,901)
※2 Expenses directly relating to share issuance are presented as "share issuance related cost", which includes "share issuance cost".	※2 ――――――――	※2 Expenses directly relating to share issuance are presented as "share issuance related cost", which includes "share issuance cost".

(Lease Transaction)

For the six months ended June 30, 2004 and 2005, and for the year ended December 31, 2004
The Company has no lease transactions, thus, none applicable.

(Securities)

For the six months ended June 30, 2004 and 2005, and for the year ended December 31, 2004
For the periods, the subsidiaries' securities held by the Company have no market value.

(Per Share Information)

For the six months ended June 30, 2004 and 2005, and for the year ended December 31, 2004

Since the Group prepares the consolidated (1st half) financial statement, per share information of the Company is omitted.

(Significant Subsequent Events)

1st half -prior year (From January 5, 2004 to June 30, 2004)	1st half -current year (From January 1, 2005 to June 30, 2005)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)
1 Stock issuance Pursuant to fund raising activities and the share option plan to incentivize employees, terms of stock issuance is summarized in the following tables; (1) Stock issuance pursuant to the share option plan ① Issued shares: 31,874,275 ordinary shares ② Issued price: Par value (HKD 0.01 per share) ③ Proceeds of capital: US$ 41 thousand (JPY 4,535 thousand) ④ Increase of share capital US$ 41 thousand (JPY 4,535 thousand) ⑤ Issued date: July 11 and 19 and August 16 and 20, 2004 ⑥ Utilization of fund raised: Working capital purposes (2) Stock issuance pursuant to the allocation of new shares to third parties 1 Issued shares: 894,975 preferred shares 2 Issued price: US$ 0.73 per share 3 Proceeds of capital: US$ 653 thousand (JPY 72,235 thousand) 4 Increase of share capital: US$ 1 thousand (JPY 111 thousand) 5 Issued date: July 27, 2004 6 Utilization of fund raised: Working capital purposes	1 On July 13, 2005, the Company entered into contract to acquire Washington Analysis LLC (1) Purpose of the acquisition The purpose of the acquisition is to expand the Group's financial information service and political analysis services. (2) Outline of Washington Analysis LLC Address: Washington D.C., U.S.A. Revenue: US$ 6,372 thousand (JPY 704,914 thousand) (For the year ended December 31, 2004) Share capital: US$ 110 thousand (JPY 12,168 thousand) Business: Financial information service and political analysis services (3) Outline of the acquisition ① Method of acquisition Acquired par value shares (1 shares, 100%) of Washington Analysis LLC ② Acquisition cost and payment term Cash payment of US$2,000 thousand (JPY 221,240 thousand) and 798 shares of the Company payable on July 13, 2005. The consideration will be determined based on performance of Washington Analysis LLC in the 2005 and 2006. ③ Name of Sellers Lesley M. Alberstein Ira Ross Allen Jacobson George Dellinger Carl Joseph Lieber ④ Date of acquisition July 13, 2005	1 On February 9, 2005, the Compensation Committee of the Board of Directors approved that the Company would issue stock options based upon the compensation strategy designed to align the interests of employees and shareholders. The summary of this issuance is summarized as follows: (1) Class and number of shares issued pursuant to the stock option Ordinary shares, the maximum number to be issued is 4,665 and the minimum is 2,253 (2) Issue price of the stock option No consideration (3) Strike price Based upon the average closing price of shares for the 90 days ending December 31, 2004 (4) Exercisable period Exercisable over three years to encourage long term commitment, one third being granted at each year end of 2005, 2006 and 2007, and expired ten years from the date of grant (5) Conditions of the grant Half of the shares in each option grant will be awarded based on the achievement of financial targets and overall company objectives, while the remaining options will be awarded based upon the managing personnel's position with the company. (6) Allottees of the options Managing personnel of the Group

1st half -prior year (From January 5, 2004 to June 30, 2004)	1st half -current year (From January 1, 2005 to June 30, 2005)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)
2 Reverse share split Based on a resolution passed at the extraordinary meeting of shareholders held on August 24, 2004, the Company's outstanding shares were reversely split. Terms of the reverse share split is summarized as follows; (1) Purpose of the reverse share split To increase the value of each share and enhance its liquidity to facilitate trading. (2) How the reverse share split worked One for two thousand reverse split: Every 2,000 ordinary share and preferred share were reverse split into one share of the same class or series on August 24, 2004 (3) Number of shares decreased upon the reverse share split Ordinary shares 171,647,215 shares Preferred shares 157,969,361 shares	2 Stock split Based on a resolution of the board of directors held on August 15, 2005, the Company's outstanding shares were split. Terms of the share split is summarized as follows; (1) Purpose of the share split To enhance the liquidity of shares and to broaden its investor base. (2) How the share split worked Three-for-one split: Every ordinary share was split into three shares on September 22, 2005. (3) Class and number of shares increased upon the share split Ordinary shares Numbers of ordinary shares outstanding at September 14, 2005 multiplied by two.	

1st half -prior year (From January 5, 2004 to June 30, 2004)	1st half -current year (From January 1, 2005 to June 30, 2005)	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)
3 Establishment of a new subsidiary The Company has established a wholly owned subsidiary in September 2004. ① Purpose of establishment: Holding company for Mergent, Inc., borrowing entity for loan with ABN Amro ② Name of the new subsidiary: Xinhua Mergent Holdings Limited ③ Business description: Holding company, borrowing special purpose vehicle ④ Share capital and share premium: Share capital US$ 1 (JPY 111) Share premium US$ - (JPY -) Total US$ 1 (JPY 111) ⑤ Date of incorporation: September 6, 2004 ⑤ Number of shares issued: 1 share		

2. Other Information

Not applicable

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. REFERENCE INFORMATION

We filed the following documents with the Kanto Local Finance Bureau during this semi-annual fiscal year of 2005 (from January 1, 2005 to the date of filing of this Semi-annual Report.

(1) Extraordinary Report:

Filed with the Director of the Kanto Local Finance Bureau on February 23, 2005 pursuant to the Article 19, Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc. in connection with issuance of shares (restricted stock) outside of Japan.

(2) Extraordinary Report:

Filed with the Director of the Kanto Local Finance Bureau on March 2, 2005 pursuant to the Article 19, Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc. in connection with issuance of stock options outside of Japan.

(3) Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 10, 2005 pursuant to Article 24 of the Securities and Exchange Law.

(4) Amendment to Securities Report filed on June 10, 2005

Filed with the Director of the Kanto Local Finance Bureau on July 4, 2005.

(5) Extraordinary Report

Filed with the Director of the Kanto Local Finace Bureau on July 11, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraphs 2 and 3 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc. in connection with the issuance of shares for acquisition of Taylor Rafferty Associates Limited.

(6) Amendment to Extraordinary Report filed on July 11, 2005

Filed with the Director of the Kanto Local Finance Bureau on July 28, 2005.

(7) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 29, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 2 and 3 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc. in connection with the issuance of shares for acquisition of Washington Analysis and issuance of shares to an executive and a consultant outside of Japan.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

Application form for the changes of listing securities

(form for Stock split)

Submitted on 2005/10/03

Mr. Takuo Tsurushima,

The President and CEO of TSE

Company name: Xinhua Finance Limited
representative: Fredy Bush
listed on: TSE Moters: 9399
deputy: Kensuke Ambe
address: Mori Hamada & Matsumoto
Marunouchi Kitaguchi Building, 1-6-5 Marunouchi,
Chiyoda-ku Tokyo 100-8222, Japan
Tel: 81-3-5223-7777

We apply for the listing of the securities as follows;

Description	Number of shares newly issued	Total number after the issue(*)
Ordinary shares	439,332	662,851.29

* if the data after the issue is not fixed, please just input "TBD", and write the reason in the "remarks" why it is not fixed.

Date of new shares to be issued: 2005/9/22

Date of the resolution	Record date	Rate of the split	Payable date
2005/8/15	2005/9/14	3 for 1	2005/9/22

1 【Reason for Filing this Amendment Report】

Since there are some points in Extraordinary Report dated July 11, 2005, which should be amended, we hereby file this Amendment to the Extraordinary Report to amend the relevant descriptions.

2 【Amended Section】

1 Reason for Filing

2 Nature of Report

3 【Amended Points】

1 Reason for Filing

<Before Amendment>

Since the Company acquired the Taylor Rafferty on June 14, 2005, we hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 and 3 of Ordinance Concerning Disclosure of Corporate Information, in respect to the change in Specified Subsidiaries and the resolution of the issuance of ordinary shares outside of Japan for no more than 50 people as a consideration for the said acquisition.

<After Amendment>

Since the Company acquired the Taylor Rafferty on June 14, 2005, we hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 of Ordinance Concerning Disclosure of Corporate Information, in respect to the resolution of the issuance of ordinary shares outside of Japan for no more than 50 people as a consideration for the said acquisition.

2 Nature of Report

<Before Amendment>

1 Issuance of shares outside of Japan

(*snip*)

2 Change in specified subsidiaries

a. Overview of the specified subsidiary changed

(1) Name — Taylor Rafferty Associates, Incorporated

(2) Location — 205 Lexington Avenue New York NY 10016

(3) Chief Executive Officer — Brian Rafferty

(4) Capital — 12,524 US$

(5) Main Business — Investor relations

b. Number of shares held and voting rights

(1) Numbers of Shares Held

(Before Acquisition) 0

(After Acquisition) 70

(2) Voting Rights

(Before Acquisition) 0

(After Acquisition) 100%

c. Reason of change and Date of change

(1) Reason of change

The Company acquired 70 shares of Rafferty.

(2) Date of change

June 14, 2005 (Date of execution of the Agreement and Plan of Merger)

<After Amendment>

Delete.

(*snip*)

Delete.

1 【Reason for Filing this Amendment Report】

Since there are some points in Extraordinary Report dated July 29, 2005, which should be amended, we hereby file this Amendment to the Extraordinary Report to amend the relevant descriptions.

2 【Amended Section】

1 Reason for Filing

2 Nature of Report

3 【Amended Points】

1 Reason for Filing

<Before Amendment>

Since the Company acquired the Washington Analysis LLC on July 13, 2005, we hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 and 3 of Ordinance Concerning Disclosure of Corporate Information, in respect to the change in Specified Subsidiaries and the resolution of the issuance of ordinary shares outside of Japan for no more than 50 people, who are an executive, a consultant and the shareholder of Washington Analysis LLC as a consideration for the said acquisition.

<After Amendment>

Since the Company acquired the Washington Analysis LLC on July 13, 2005, we hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 of Ordinance Concerning Disclosure of Corporate Information, in respect to the resolution of the issuance of ordinary shares outside of Japan for no more than 50 people, who are an executive, a consultant and the shareholder of Washington Analysis LLC as a consideration for the said acquisition.

2 Nature of Report

<Before Amendment>

1 Issuance of shares outside of Japan

(*snip*)

2 Change in specified subsidiaries

a. Overview of the specified subsidiary changed

(1) Name Washington Analysis, LLC

(2) Location 1120 Connecticut Avenue, Northwest, Suite 400, Washington, DC 20036, USA

(3) President Dr. Leslie M. Alperstein

(4) Capital USD 109,999

(5) Main Business economic and political advisory firm

b. Number of shares held and voting rights

(1) Numbers of Shares Held
(Before Acquisition) 0
(After Acquisition) 1

(2) Voting Rights
(Before Acquisition) 0
(After Acquisition) 100%

c. Reason of change and Date of change

(1) Reason of change
The Company acquired all shares of Washington Analysis, LLC

(2) Date of change
July 13, 2005 (Date of execution of the Agreement and Plan of Merger)

<After Amendment>

Delete.

(*snip*)

Delete.

1 【Reason of Filing】

We hereby file this report in accordance with Article 24-5, Paragraph 4 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2 item 2 of the Ordinance Concerning Disclosure of Corporate Information with respect to the issue of ordinary shares to less than 50 offerees consisting of the sellers in connection with the acquisition of Beijing Century Media Culture Co., Ltd. and an executive of the Company outside of Japan.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
3,828

(2) Issue Price
3,480 shares at USD862.31 per share and 348 shares at USD2.56 per share.

(3) Amount to be capitalized per share
3,480 shares at USD862.31 per share and 348 shares at USD2.56 per share
*The amount consists of the amount credited to share capital and share premium.

(4) Total amount of issue price
Approximately USD3,001,729.68

(5) Total amount to be capitalized
Approximately USD3,001,729.68

c. Method of Issuance
New issuance of shares

d. Names of Underwriters
N/A

e. Areas of Issuance
Hong Kong

f. Amount of Proceeds and Use of them

(1) Amount of Proceeds from the Issuance
Approximately USD 890.88

(2) Use of Proceeds from the Issuance
For general operation

g. Date of Issue
September 15, 2005

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

新華財經
XINHUA FINANCE

[For immediate release]

Xinhua Finance acquires China TV consulting company

HONG KONG, October 11, 2005 -- Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial services and media company, today announced it has acquired a television consulting company in China, creating a new capability for distributing Xinhua Finance financial information onto TV platforms in China.

The acquisition of the company, Beijing Century Media Culture Co., Ltd, follows the purchase in June of Hong Kong company EconWorld Media, a media company active in financial publishing, with interests in books and a successful magazine.

"This is a further step by Xinhua Finance into the financial media field, adding a new high-margin revenue stream for us," said Xinhua Finance CEO Fredy Bush. "We see financial media as a key part of the company's future, allowing us to move our products onto new, high margin platforms. We plan to expand our operations in the media area of China to the extent that is allowed by the relevant laws and regulations."

The consulting company, which is profitable, has operations in Beijing and Shanghai.

"We are delighted to be able to be able to become a part of the Xinhua Finance group," said CEO of Beijing Century Media Culture Co, Mr. Yu Gang. "Xinhua Finance finance's content and global sales network will provide a very valuable platform on which we can expand our business even faster."

ends

Transaction Details:

1. Reason for the Acquisition
   Beijing Century Media Culture Co. Ltd will give Xinhua Finance the capability to distribute its financial related content through television .

2. Outline of Beijing Century Media Culture Co., Ltd
   Company Name: Beijing Century Media Culture Co., Ltd
   Legal Representative: Yu Gang

新華財經
XINHUA FINANCE

Head Office:	Beijing
Establishment Date:	June 25, 2004
Services:	▪ **Consulting:** the company provides consulting and coordination services for various media programs and advertising material ▪ **Distribution:** the company provides distribution of content to various media in China
Major Clients:	▪ TV stations such as CCTV channel 2 (economic and finance channel), PRC and international corporations

Un-audited Management Estimates:

In US$ '000	2005	2006
Revenue	3,210	4,012
EBITDA	1,667	2,117
Net Income*	1,360	1,686

** prior to goodwill amortization of this acquisition under Japan GAAP*

3. Description of the Purchase

(1) Purchaser:	Xinhua Finance Limited
(2) Acquired Company:	Beijing Century Media Culture Co., Ltd
(3) Transaction:	100% equity interest of Beijing Century Media Culture Co., Ltd
(4) Payment:	Purchase consideration was paid through the issuance of 3,480 Xinhua Finance shares, and future considerations will be payable depending on the company achieving certain financial targets over the next two years. The new shares were issued on September 15, 2005.

4. Date of Agreement

   September 9, 2005

5. Date of Closing

   September 13, 2005

More information:

Xinhua Finance

Hong Kong

Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, joy.tsang@xinhuafinance.com

新華財經
XINHUA FINANCE

Japan

Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)

Japan

Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States

Mr. David Leeney, +1 212 889 4350, xinhuafinance@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's premier financial services and media company and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Rooted in China with a global presence, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in 1999 and based in Hong Kong, the Company has 17 offices and 22 news bureaus across Asia, Australia, North America and Europe and covers key Chinese and international markets.

For more information, please visit *www.xinhuafinance.com*.

October 12, 2005

Dear Sirs,

Notice Regarding the Adjustments in Financial Forecasts

Name of the Company:	Xinhua Finance Limited
Representative:	Chief Executive Officer, Fredy Bush (Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Hong Kong 852-3196-3939)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

Xinhua Finance Limited (the Company) hereby announces that, as described below, it has revised its consolidated financial forecasts, which were made public on February 15, 2005, at the time of the announcement of the Financial Results for the year ended December 31, 2004.

1. Adjustment in consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	**EBITDA**	**Operating Income/ (Loss △)**	**Ordinary Income/ (Loss △)**	**Net Income/ (Loss △)**
Previous Projections[1] (A)	94,409 (8,968,855)	13,482 (1,280,790)	1,949 (185,155)	1,789 (169,955)	198 (18,810)
Revised Projections[2] (B)	105,738 (11,968,493)	16,718 (1,892,274)	2,417 (273,553)	2,183 (247,046)	269 (30,480)
Difference (B - A)	11,329 (2,999,638)	3,236 (611,484)	468 (88,398)	394 (77,091)	71 (11,670)
Percent Change[3] (%)	+12% (+33%)	+24% (+48%)	+24% (+48%)	+22% (+45%)	+36% (+62%)
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2004)	59,689 (6,220,187)	4,230 (440,798)	△4,134 (△430,815)	△9,100 (△948,311)	△9,305 (△969,712)

1. Exchange rate used for previous projections: USD1 = ¥95.
2. Exchange rate used for adjusted projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
3. Percent changes for USD versus JPY are different due to different exchange rates.
4. Exchange rate used for previous year's results: USD1 = ¥104.21, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 31, 2004.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

2. Reason for the adjustment

Operating performance improved mainly due to the acquisitions of new subsidiaries in the second and third quarters, which have positively contributed to our operating performance. Also, the exchange rate used in the February 15, 2005 announcement was 1 USD to 95 Yen, whereas now to match actual market conditions, the exchange rate has been revised to 1 USD to 113.19 Yen, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.

3. No adjustment is necessary for non-consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005).

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecasts (IFRS) for the fiscal year ending December 31, 2005 (January 1, 2005 – December 31, 2005)

(units: thousands of US dollars (thousands of JPY) except for %)

	Sales	**EBITDA**	**Net Income/ (Loss △)**
Previous Projections[1] (A)	94,409 (8,968,855)	13,482 (1,280,790)	5,378 (510,910)
Revised Projections[2] (B)	105,738 (11,968,493)	16,718 (1,892,274)	7,637 (864,405)
Difference (B - A)	11,329 (2,999,638)	3,236 (611,484)	2,259 (353,495)
Percent Change[3] (%)	+12% (+33%)	+24% (+48%)	+42% (+69%)
(for reference only) Previous Year's Results[4] (year ended Dec 31, 2004)	59,690 (6,220,187)	4,577 (476,969)	△1,420 (△147,958)

1. Exchange rate used for previous projections: USD1 = ¥95.
2. Exchange rate used for adjusted projections: USD1 = ¥113.19, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of September 30, 2005.
3. Percent changes for USD versus JPY are different due to different exchange rates.
4. Exchange rate used for previous year's results: USD1 = ¥104.21, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 31, 2004.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.